SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



AMENDMENT NO. 2
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

STADIUM ENTERTAINMENT HOLDING CORP.
(Exact name of issuer as specified in its charter)

Nevada	7900	26-4052007
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

888 Seventh Avenue, 35th Floor, New York, NY 10010, (212) 453-2500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010 (212) 453-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies of all communications to:
Philip D. Forlenza, Esq.
Giordano, Halleran & Ciesla, P.C.
P.O. Box 190
Middletown, New Jersey 07748
(732) 741-3900

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I. - NOTIFICATION

ITEM 1. Significant Parties

The names and addresses of each of the directors, officers, record and beneficial owners of five percent (5%) or more of any class of the stock of Stadium Entertainment Holding Corp. ("Stadium Entertainment" or the "Company") and of counsel to the Company, are set forth below.

Officers and Directors

Name and Address	Title
David Berman Business Address 888 Seventh Avenue, 35th Floor, New York, NY 10010 Residential Address 5142 Calvin Tarzan, California 91356	Chief Executive Officer and Director
Gary Katz Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 1020 Warburton Avenue Yonkers, New York 10701	President and Director
Camille Barbone Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	Chief Operating Officer and Director

Five Percent (5%) Record Owners

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	37,500,000
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	5,000,000
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	8,333,333
Residential Address	
North Atlantic Resources Ltd P.O. Box 1674 Kingstown St. Vincent and the Grenadines	5,000,000
Coastal Consulting, Ltd. Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	6,666,666

Five Percent (5%) Beneficial Owners (Common Stock)

Name and Address	Percentage Interest
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37.5%
Gary Katz Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010	12.5% (1)

4

Residential Address
5142 Calvin
Tarzan, California 91356

Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 206 Bryans Road Hampton, New Jersey 08827	12.5% (1)
Jerome Mas Business Address 888 Seventh Avenue, 35th Floor New York, NY 10010 Residential Address 5865 East Mezzanine Way Long Beach, California 90808	12.5% (1)
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50.8% (2)
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747 Residential Address	50.8% (2)
North Atlantic Resources Ltd. (3) P.O. Box 1674 Kingstown St. Vincent and the Grenadines	6.66%
Coastal Consulting Ltd. (4) Trust House 112 Bonadie Street Kingstown St. Vincent and the Grenadines	5.0%

---

(1) Represents each of such individual's pecuniary interest in shares owned by Stadium Entertainment Corp. LLC. Each of these individuals has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC, Emerald Asset Advisors, LLC and Michael Xirinachs. Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC

(3) Thomas G. Phillips is the individual that has voting and dispositive power over the shares owned by North Atlantic Resources Ltd.

(4) Stephen S. Bullock is the individual that has voting and dispositive power over the shares owned by Coastal Consulting Ltd.

Counsel to the Company

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road, Suite 300, Red Bank, NJ 07701

There are no general partners, promoters or, otherwise than as set forth above, affiliates associated with the Company, and no underwriters associated with this Offering.

ITEM 2. Application of Rule 262.

None of the above-referenced persons is subject to any of the disqualification provisions set forth in Rule 262 as promulgated by the Securities and Exchange Commission.

ITEM 3. Affiliate Sales.

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

The securities are being offered to residents of New York, California, Florida and Illinois by Gary Katz, the Company's President, and Camille Barbone, the Company's Chief Operating Officer. It is anticipated that potential investors having pre-existing business relationships with the officers and other affiliates of the Company, as well as potential investors referred by parties having pre-existing business relationships with those officers and other affiliates of the Company, will be solicited. The Company will not employ the services of underwriters, dealers or independent salesmen in connection with the offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year.

The Company issued an aggregate of 75,000,000 shares of Common Stock to Stadium Entertainment Group, LLC, formerly the sole shareholder of Stadium Entertainment Corp. in connection with a share exchange transaction effective January 1, 2009 pursuant to which the Company acquired all of the outstanding common stock of Stadium Entertainment Corp. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction. No general solicitation was involved in this transaction and the shares were issued to the sole shareholder of Stadium Entertainment Corp., which was owned by three (3) individuals who qualify as "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended).

In February 2009, the Company issued convertible notes in the aggregate principal amount of $200,000 to three lenders. The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933, as amended, in making such issuance.

In August 2008, the Company issued 6,666,667 shares of Common Stock to four investors for an aggregate purchase price of $20,000. Of these shares, 2,222,222 shares were issued to North Atlantic Resources Ltd., 1,111,111 shares were issued to Coastal Consulting Ltd., 2,222,222 shares were issued to Emerald Asset Advisors, LLC and 1,111,112 were issued to Michael Xirinachs. No general solicitation was involved in this transaction and sales were made only to "accredited investors" (as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended). The Company relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 in connection with such transaction.

ITEM 6. Other Present or Proposed Offerings

The Company is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements.

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in the Offering Statement.

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document.

No publications authorized by Rule 254 as promulgated by the Securities and Exchange Commission were used prior to the filing of this notification.

PART II. - OFFERING CIRCULAR

PRELIMINARY OFFERING CIRCULAR

STADIUM ENTERTAINMENT HOLDING CORP.

Offering of Common Stock

Minimum Offering - $1,000,000 (4,000,000 shares)
Maximum Offering - $3,000,000 (12,000,000 shares)
Offering Price - $.25 per Share

Stadium Entertainment Holding Corp., a Nevada corporation whose principal place of business is located at 888 Seventh Avenue, 35th Floor, New York, New York 10010 and telephone number is (212) 453-2500, is offering shares of its Common Stock, $.001 par value per share ("Common Stock") on a "best efforts-$1,000,000 minimum/$3,000,000 maximum" basis. No shares will be sold unless we sell shares having an aggregate minimum purchase price of $1,000,000. Funds received from subscribers will be held in a segregated account until the $1,000,000 minimum aggregate investment requirement is met; however, we will not use an escrow arrangement during this period. In the event that we do not receive a minimum of $1,000,000 of subscriptions by __________, 2009, or __________, 2009 if we extend the offering period, we will promptly return to subscribers the subscription amount without interest. Unless earlier terminated for failure to meet the $1,000,000 subscription requirement, the offering will terminate on __________, 2010.

The purchase of Common Stock offered hereby will result in an investment in Stadium Entertainment Holding Corp., which involves certain significant risks. See "Risk Factors" on page 3 for certain information that should be considered before purchasing shares of Common Stock offered hereby.

	Price to Public	Underwriting Discount and Commissions(1)	Proceeds to Company(2)
Per Share of Common Stock	$.25	None	$.25
Total - Minimum Offering	$1,000,000	None	$955,000
Total - Maximum Offering	$3,000,000	None	$2,955,000

(1) The shares of common stock being offered hereby will be offered and sold by the officers and directors of Stadium Entertainment. No commissions or other compensation will be paid to the officers and directors of Stadium Entertainment in connection with the offering.

(2) After deduction of approximately $45,000 in estimated expenses to be incurred in connection with the offering, which includes approximately $40,000 for legal and accounting fees and related expenses and approximately $5,000 for printing, postage and related costs.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Sales to the public of shares of Common Stock will commence on or about _______, 2009.

The date of this Offering Circular is May 31, 2009.

TABLE OF CONTENTS

	PAGE
OFFERING CIRCULAR SUMMARY	1
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	7
DILUTION	8
USE OF PROCEEDS TO ISSUER	9
DESCRIPTION OF BUSINESS	10
DESCRIPTION OF PROPERTY	18
MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION	19
DIRECTOR, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	21
REMUNERATION OF DIRECTORS AND OFFICERS	23
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	23
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	24
PLAN OF DISTRIBUTION	25
SECURITIES BEING OFFERED	26

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of the Common Stock.

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. To understand this offering fully, you should read the entire Offering Circular carefully, including the risk factors and financial information.

The Issuer	Stadium Entertainment Holding Corp., a Nevada corporation
Securities Offered................................	Minimum Offering: shares of Common Stock with an aggregate minimum purchase price of $1,000,000 (4,000,000 shares). Maximum Offering: shares of Common Stock with an aggregate minimum purchase price of $3,000,000 (12,000,000 shares).
Purchase Price	The offering price is $.25 per share.
Minimum Subscription	$25,000
Use of Proceeds..................................	The proceeds from this offering will be used for working capital purposes, including product development expenses, advertising and marketing expenses, operating expenses and payments to our officers, employees and independent contractors. See "Use of Proceeds to Issuer."
Risk of Investment	The purchase of shares of our common stock involves certain significant risks. See "Risk Factors."
Plan of Distribution and Initial Termination Date	We plan to offer the shares through our officers and directors, to shareholders, persons and businesses in the State of New York, California, Illinois and Florida. Unless we, in our sole discretion, permit a smaller purchase, each subscriber must purchase a number of shares having a minimum purchase price of $25,000. We may accept or reject all or part of any subscription, in our discretion. If we elect not to accept a subscription, all funds received by us from the subscriber will be returned to the subscriber, without interest. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before __________, 2009 (the "Initial Termination Date"), we will promptly return to subscribers the subscription amount without interest;

however, we may elect to extend the Initial Termination Date until __________, 2009 and in such event, the return of subscription amounts will not be made until promptly after the extended Initial Termination Date. See "Plan of Distribution."

Offering Termination Date..................	If we receive subscriptions for at least $1,000,000 by the Initial Termination Date, the offering will terminate at 5:30 p.m. New York City time on [ ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates representing the shares as soon as practicable after acceptance of their subscriptions by the Company. See "Plan of Distribution."

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this Offering Circular before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have operating losses and accumulated deficit, and we may not achieve or maintain profitability in the future.

We began our business operations in January 2008 and have a limited operating history. Since our inception we have not recognized any revenues and incurred a net loss of approximately $1,400,000 during the year ended December 31, 2008 and $521,412 during the three months ended March 31, 2009. We have operated at a deficit since our inception, and we expect to continue to operate at a deficit until such time, if ever, that our operations generate sufficient revenues to cover our costs. We do not expect to recognize any revenues until at least April 2009 following the release of our first recorded music album, True to the Game-Volume One. The likelihood of our success must be considered in light of the difficulties and risks inherent in a new business. There can be no assurance that revenues will ever achieve profitable operations.

We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects.

It will be necessary for us to raise additional capital to support our operations, and we will not be able to continue to operate if we are unable to raise additional capital. We will require additional capital to execute our agreements with artists who have agreed to participate in and contribute to Volume Two of our True to the Game compact disc series and our anticipated Final Four Music Festival. We believe that the net proceeds from this offering, together with revenues from operations, will be sufficient to fund our operations for approximately 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. However, it is possible that we will not generate anticipated revenues and our business or operations may change in a manner that would consume available resources more rapidly than anticipated. We may need additional funds sooner than planned to meet operational needs and capital requirements for product development and marketing. Additional funds may not be available when needed or on terms acceptable to us. If adequate funds are not available, we may have to reduce substantially or eliminate expenditures for the development and production of certain of our proposed projects, which could have a material adverse effect on our business, operating results, financial condition and future growth prospects.

We are currently in default under a loan agreement with a significant shareholder, and a significant portion of the proceeds of this offering will be used to repay this debt.

Sandstone, LLC has loaned us an aggregate of $1,364,800 under a loan agreement which provides for interest at a rate of 10% per annum. The loan, which became due in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro League Baseball Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum, and all contracts, products and proceeds of the foregoing. Sandstone, LLC has not agreed to extend the maturity date of the loan and no assurance can be given that Sandstone, LLC will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. See "Use of Proceeds."

We face significant competition from major record companies and independent labels.

The music industry is dominated by the major record companies and their subsidiaries. These competitors are well-established in the market, have significantly greater financial and other resources and larger music catalogs than we do. They have been in existence for a substantially longer period of time and enjoy a certain name recognition that will only accrue to us over time, if at all. We also compete with other significant independent record labels, some of which have also been in existence for a longer period of time than us. In addition, we experience competition from music publishing companies and various media companies, both emerging and established, which are seeking to develop interactive and enhanced format music and entertainment products.

We face intense competition for discretionary consumer spending from numerous other record companies and other forms of entertainment offered by film companies, online information service providers, video companies and others. Many of our current and potential competitors in the music entertainment and online information services businesses have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger existing customer bases than us. In addition, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development promotion and sale of their products than we can.

Our ability to compete successfully will largely depend on our ability to build upon and maintain our reputation for quality music entertainment products and to introduce music entertainment products which are accepted by consumers. There can be no assurance that we will be able to compete successfully, if at all, with competitors in the field.

We are subject to the risks that are inherent to the music and entertainment industry.

The prerecorded music industry, like other creative industries, involves a substantial degree of risk. Each recording is an individual artistic work, and its commercial success is primarily determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular release, the timing of such success or the popularity of any particular artist. There can be no assurance that any of the prerecorded music products we release will produce sales revenue for us, or if they do, that such revenue will be sufficient to recoup any costs we incurred.

Furthermore, the timing of new releases can cause significant fluctuations in quarterly operating results. Our results of operations from period to period may be materially affected by the timing of new record releases and, if such releases are delayed beyond the peak holiday season, our operating results could be materially adversely affected. Additionally, due to the success of particular artists, artists touring schedules and the timing of music television specials, it is possible that we could also experience material fluctuations in revenue from year to year. There can be no assurance that we will be able to generate sufficient revenues from successful releases to cover the costs of unsuccessful releases.

We have no manufacturing or distribution capabilities.

We have no distribution facility for our record label and, accordingly, we are dependent upon maintaining our existing relationships with our distributors and/or establishing and maintaining new distribution relationships with comparable distributors. We currently have an agreement with EMI Global Music Services for the manufacture, distribution, licensing and warehousing of our products. There can be no assurance that we can maintain our relationship with our current distributor beyond the term of our existing agreement, which will expire in March 2012. The termination of this relationship would, absent establishing a substitute relationship with one or more of the few other major distributors in the industry, have a material adverse effect on our business.

We may not be successful in expanding and growing our business, or we may not be capable of successfully managing our growth.

Rapid growth of our business may significantly strain our management, personnel and other resources. There can be no assurance that we will achieve rapid growth or successfully manage our growth. The growth of our business would result in an increase in the level of responsibility for existing management personnel and the need to hire additional qualified management personnel. Failure to manage growth and expansion would have a material adverse effect on our business.

We depend on our key personnel, the loss of any of whom would impair our business.

Our business is substantially dependent on our management personnel, including David Berman, Gary Katz and Camille Barbone, to discover new artistic talent, to develop and maintain business relationships within the industry and with artists and to develop artists' music and recordings, among other things. We are not currently a party to employment agreements with these individuals although we expect to enter employment agreements with them during 2009. We do not carry key person life insurance on any of our employees. The loss of the services of any member of our management team would have a material adverse effect on our business and our professional reputation in the industry. There is intense competition for such personnel in the areas of our activities, and we may be unable to adequately replace the services provided by any member of our management team.

Piracy of our products, particularly over the Internet, could significantly reduce our revenues from sales.

Infringement of our copyrights, in the form of unauthorized reproduction of our musical entertainment products, including artists' recordings, may occur. If we achieve significant commercial success with one or more of our musical entertainment products or recordings, such products or recordings could be a target of "pirating," or copying and sale in violation of our copyrights in such products or recordings. Although we expect to make online sales of our products via our website, we anticipate that our products will be pirated and distributed for free over the Internet. It is impossible to estimate the potential loss in sales that could result from illegal copying and sales of our products or recordings. We intend to enforce all copyrights owned by or licensed to us which are material to our business against unlawful infringement. There can be no assurance, however, that we will be successful in protecting our copyrights.

Our business could be impaired if we become subject to burdensome regulations and/or legal uncertainties concerning management of music industry artists.

There are currently no specific government regulations regarding the dissemination of recorded music, with the exception of certain efforts by the Recording Industry Association of America (RIAA) to restrict unlawful peer-to-peer distribution of digitized music. However, the passing of new government regulations, laws or licensing requirements applicable to the distribution of recorded music products could have a material adverse effect on our business.

We may be unable to enter into agreements with established music artists to participate in our projects.

Part of our business strategy is to seek top-selling, established artists to contribute to and participate in our recorded music projects and rely on the superior name recognition of such artists among consumers to make our products profitable. There can be no assurance that we will be able to enter into agreements with such artists for any particular project, and our inability to secure the participation of such artists would have a material adverse effect on our business.

Risks Related to the Offering

The offering price for the securities offered has been arbitrarily determined.

The offering price paid for the shares of Common Stock offered in this offering was determined by our board of directors and does not necessarily bear any relationship to the Company's asset value, net worth or other established criteria of value, and should not be considered indicative of the actual value of our company.

Purchasers of shares in this offering will suffer immediate dilution in the net tangible book value of shares purchased.

At March 31, 2009, the net tangible book value per share of our Common Stock was a negative amount - $(0.01). Net tangible book value at such date represents our tangible assets less our liabilities divided by the number of shares of Common Stock outstanding at that date. After this offering, there will be an immediate increase in the net tangible book value of shares held by existing shareholders and immediate substantial dilution in net tangible book value of shares acquired by purchasers in this offering from the initial offering price of $.25 per share. See "Dilution."

Additional financing and issuance of stock may result in dilution of investors' interests in the Company.

Our certificate of incorporation authorizes the issuance of up to 500,000,000 shares of Common Stock. Our board of directors has the authority to issue additional shares of our capital stock to provide additional financing in the future. The holders of shares of Common Stock have no preemptive rights, which means that their proportionate ownership interest and voting power in our company may diminish if we issue additional shares of stock in future rounds of financing.

There can be no assurance that our Common Stock will significantly appreciate in value or that investors will be able to find purchasers for their shares of our Common Stock purchased in this offering.

Currently there is no public market for our Common Stock, and only a small number of investors currently hold shares of our Common Stock. The limited market for our Common Stock could make the share price more volatile. We cannot guarantee that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our Common Stock purchased in this offering. Should there develop a significant market for our Common Stock, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services. While we intend to apply to FINRA to have our stock publicly traded on the Over-the-Counter Electronic Bulletin Board at some point in the future, there can be no assurance that such regulatory approval will ever be received. If our Common Stock becomes publicly traded, there can be no assurance that it will ever be traded on an established national securities exchange or that our business strategy will be well received by the investment community.

Dividends on capital stock may not be declared.

We have paid no dividends on our capital stock since our inception and presently intend to retain earnings, if any, for operation and expansion of our business. Accordingly, we do not intend to pay dividends in the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the sections in this offering circular captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Business" and elsewhere in this offering circular constitute forward-looking statements. Those statements could be affected by known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, nether we, nor any other person assumes responsibility for the accuracy and completeness of such statements.

DILUTION

As of March 31, 2009, the net tangible book value per share of our Common Stock was approximately $(.01). After giving effect to the sale of the minimum number of shares of Common Stock offered hereby at the offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $(.00). This represents an immediate increase in net tangible book value of $.01 per share to existing shareholders and an immediate dilution of $.25 per share to the subscribers to this offering.

After giving effect to the sale of the maximum number of shares of Common Stock offered hereby at an offering price of $.25 per share, and after deducting estimated offering expenses of $45,000, the pro forma net tangible book value per share of Common Stock at such date would have been $.026. This represents an immediate increase in pro forma net tangible book value of $.036 per share to existing shareholders and an immediate dilution of $0.224 per share to the subscribers to this offering.

The following tables illustrate this per share dilution, assuming (i) 4,000,000 shares are sold in the offering and (ii) 12,000,000 shares are sold in the offering:

	4,000,000 shares sold	12,000,000 shares sold
Offering price per share	$.25	$.25
Net tangible book value per share before offering (1)	$(.01)	$(.01)
Increase per share attributable to the payment by New Investors	$.01	$.036
Pro forma net tangible book value per share after offering	$(.00)	$.026
Dilution of book value per share to New Investors (2)	$.25	$.224

(1) Net tangible book value per share represents our tangible assets less our liabilities, divided by the number of shares of stock outstanding after giving effect to the sale of 4,000,000 and 12,000,000 shares of our Common Stock at the offering price of $.25 per share.

(2) Dilution was determined by subtracting pro forma net tangible book value per share after completion of the offering from the initial offering price per share of Common Stock.

USE OF PROCEEDS TO ISSUER

We will use our best efforts to raise a minimum of $1,000,000 and a maximum of $3,000,000 in this offering. For illustrative purposes only, the table below summarizes how we will utilize the proceeds of this offering in the event that 4,000,000, 8,000,000 and 12,000,000 shares are sold. The actual amount of proceeds realized may differ from the amounts summarized below.

Purpose (1)	4,000,000 Share Offering Amount ($1,000,000)	Percent	8,000,000 Share Offering Amount ($2,000,000)	Percent	12,000,000 Share Offering Amount ($3,000,000)	Percent
Product Acquisition Costs	$ 180,000	18.0%	$ 200,000	10.0%	$ 300,000	10.0%
Marketing and Promotion	$ 175,000	17.5%	$ 250,000	12.5%	$ 600,000	20.0%
Repayment of Indebtedness	$ 500,000	50.0%	$ 1,365,000	68.2%	$1,365,000	45.5%
Working Capital	$ 100,000	10.0%	$ 140,000	7.0%	$ 690,000	23.0%
Offering Expenses	$ 45,000	4.5%	$ 45,000	2.3%	$ 45,000	1.5%
TOTAL	$1,000,000	100.0%	$ 2,000,000	100.0%	$3,000,000	100.0%

(1) The amounts set forth above are estimates by management for the allocations of the net proceeds of this offering based upon the current state of our business operations, our plans and current economic and industry conditions. It is possible that the application of funds may vary depending on numerous factors including, but not limited to, changes in the economic climate or unanticipated complications, delay and expense.

Until these proceeds are utilized, they will be temporarily invested in short-term, highly liquid investments with appropriate safety of principal. Any income derived from these short term investments will be used for working capital.

DESCRIPTION OF BUSINESS

Corporate History

Stadium Entertainment Holding Corp. was incorporated in the State of Nevada on February 23, 2005 under the name FRS Group Inc. On January 1, 2009, we entered into a Share Exchange Agreement with the stockholders of Stadium Entertainment Corp. ("Stadium Entertainment") pursuant to which the stockholders of Stadium Entertainment exchanged all of the outstanding shares of Stadium Entertainment for an aggregate 75,000,000 shares of our Common Stock. As a result of the Share Exchange, Stadium Entertainment became our wholly owned subsidiary.

Stadium Entertainment is a development stage company founded in December 2007 to produce and distribute prerecorded music products of established recording artists to support philanthropic grass-roots organizations. It commenced doing business in January 2008. Since the completion of the Share Exchange, the operations of Stadium Entertainment have become our sole line of business. Unless otherwise indicated or the context otherwise requires, all references to "we," "us," "our company" and similar terms mean Stadium Entertainment Holding Corp. and Stadium Entertainment Corp. on a consolidated basis after the Share Exchange.

Business Overview

We are an independent record company that produces, markets and distributes prerecorded music products of established recording artists to raise funds for worthy charitable and philanthropic organizations through exclusive licensing agreements and to generate profits for our company. Each of our recorded music projects will be produced with the collaboration and contributions of socially-conscious artists with a desire to give back to their communities. In addition, we plan to organize special musical events featuring performances by well-known and top-selling artists.

Three of our founders – Camille Barbone, Gary Katz and Jerome Mas – have extensive experience in the recorded music industry. We will rely on the experience and relationships our founders and members of our team have in the industry to sign artists to contribute to our projects and to promote and market our products. We plan to contract and license only well-known, established artists for our music projects to reduce the risks associated with start-up record companies that seek to discover and develop new and emerging talent.

Each record project will consist of a compact disc series of three or four volumes. We intend to release one volume on an annual basis. We expect that each series will culminate with the release of a "Best Of" record that will include popular tracks from each of the previous volumes of the series.

We intend to release our records for sale in both compact disc and digital formats, including ringtones for mobile telephones. We expect to develop new income streams following the release of a record through licensing, distribution, merchandising and concert promotion.

Our first compilation CD project is "True to the Game," a three CD project being developed to raise funds for the Negro Leagues Baseball Museum which features new music by

Yung Joc, Talib Kweli and Raiyn, Big Boi and Sam Chris, G.L.C. and Kanye West, Brandon Hines, Ludacris and Jarvis, Tay Dizm and T. Pain, among others. We have entered into an agreement with EMI Global Music Services ("EMI") to distribute the "True to the Game" music.

The first volume of "True to the Game" was released in March 2009 and contains 14 tracks. As of May 1, 2009, approximately 15,000 copies of "True to the Game – Volume I" have been shipped to EMI on a wholesale basis and approximately 3,000 songs from this compilation have been sold via internet downloads. We are currently in discussions with artists whom we are enlisting for "True to the Game – Volume II," and assuming that we are successful in raising at least $1,000,000 for this offering, we plan to release "True to the Game – Volume II" within the next 15 to 18 months. See "True to the Game Project" below.

We expect our second project to be a Country compilation that will benefit a charity that assists U.S. military personnel, returning war veterans and their families. Negotiations with the charity are currently being conducted; however, we have not yet reached an agreement with the charity or any artists for this project. Our development of this project will depend on our ability to raise at least $2,000,000 in this offering, and we do not expect to make any release of the Country compilation before January 2010.

While the creation and sale of pre-recorded, philanthropic music products will initially be our primary focus and will likely represent at least 95% of our revenues for the foreseeable future, we also plan to engage in:

- the production of live events and concerts;
- the development and production of broadcast packages for television and the Internet;
- the development of artist careers;
- the distribution of music for other independent record and entertainment companies.

We are currently in negotiations with the Jimmy V Foundation, a not-for-profit organization that raises funds for cancer research, for a live music event to be held in connection with the NCAA Final Four tournament. No assurance can be given that we will be successful in reaching an agreement with respect to this event. In providing production services for live events, we plan to act as the promoter of the event by securing the services of the artists and arranging for on-site security, insurance, corporate sponsors, vendors and advertising. We will seek the right to record the event with a view toward utilizing the recording as a source of income.

Corporate Goals and Strategy

Our primary objective is to utilize our access to and relationships with top selling music and entertainment personalities to raise funds for worthy charities and to generate profits for our company through these projects. Because of the types of charities that we plan to choose, we believe that we will be able to contract the services of each participating artist at a fraction of their normal cost, fees and royalty structure and obtain rights to new music that has not been previously released by the artists prior to our use. We believe that contracting top selling recording artists to participate in our projects will enable us to minimize the risks inherent in start-up entertainment companies. By focusing on high selling, well known talent, we expect to capitalize on the success of our pre-recorded music and develop new income streams through licensing, distribution, merchandising and concert promotion while maintaining an ongoing involvement in select charitable organizations. We believe that the philanthropic component of our business model differentiates us from our competitors, and we do not intend to produce pre-recorded music products other than in connection with a collaboration with a charity. We may, however, distribute products for other labels that do not have a charitable connection.

Marketing and Promotion

We plan to utilize traditional marketing and promotional techniques and emerging technologies to fully exploit our musical entertainment products. We have entered into an agreement with EMI Global Music Services for the release and distribution of our music products which permits us to participate in retail advertising, store circulars, print ads, special sales and discount programs and cooperative advertising programs. All of these approaches are being utilized for the "True to the Game – Volume I" release, and we are conducting retail promotion efforts for the project through EMI's sales team as a liaison to various retail outlets.

Our Internet website, http://www.stadiumentertainment.net, is an important distribution channel through which we make our products available to consumers. Sample recorded tracks and singles from albums can be listened to for no charge, and complete albums and other music products will be available for purchase via a link to a retailer. Currently, consumers can listen to tracks from "True to the Game – Volume I" by visiting our website. Recent trends in the music industry have included a decline in the traditional purchase of albums in physical, compact-disc form in favor of the purchase of individual recorded tracks via download over the Internet. In recognition of this trend, our website will link to retailer websites which provide consumers with the option of purchasing complete albums in compact-disc form, downloading albums, single songs and bundles of songs for a charge. Currently, the website contains links to Amazon.com and iTunes so that consumers can purchase the "True to the Game – Volume I" compilation and individual tracks. At this juncture, we do not plan to sell music directly through our website, although we have retained the right to do so. Our website also serves as a medium through which we promote our products and provide consumers with information about our artists, our on-going projects and development efforts, and our plans for future projects.

We also maintain a webpage on MySpace.com at myspace.com/truetothegamemusic, where we post materials related to our artists and our current and future projects and which contains an interactive forum through which we directly communicate with website visitors. We also upload certain media to our MySpace page, including sample recorded music tracks and music videos by our artists to generate consumer interest in our products.

Notwithstanding the emerging popularity of the Internet as a medium for promotion of recorded music and artists, the traditional and most effective means of promotion is by radio air play. Obtaining radio air play for a new release is an extremely competitive process. The trend by radio stations to focus more on particular music formats has made it easier for independent producers to target those stations most likely to air a specific recording. Independent regional promoters are often hired to gain air play and, in certain markets, they are quite effective in gaining air play for a release.

Songs that are aired on a major radio station are generally chosen by the program director, often in conjunction with a format consultant. Once a recording is aired, the amount of repeat play it receives depends on listener requests and feedback, as well as actual sales data. Because listener response and sales depend in large measure on how often a release is aired, building a commercial hit depends on an ongoing cycle of air play and sales. Nurturing this cycle requires constant marketing attention and careful coordination with advertising, concert schedules and other promotional activities. Other promotional tools include print advertising, retail promotions and concert tours.

We have engaged a team of independent radio promoters that are coordinated by Gravity Entertainment, a firm headed by Wayman Jones, a veteran radio promotion professional who has headed radio campaigns for leading artists in the urban music world. We pay Gravity Entertainment $4,000 per month for its services which are provided under an informal month to month arrangement. We are promoting our "True to the Game" compilation by utilizing a minimum of two radio formats at one time to alert the music consumer to the existence of a new product online or in stores, and plan to utilize a similar approach for future products.

Our radio team selects key markets for maximum airplay and solicits participation in special on air events, contests, giveaways, special promotions and on air interviews by participating artists. Terrestrial, web and satellite radio opportunities are solicited for optimum airplay and exposure. In addition, we will service college, mixtape syndication, DJ Pools, commercial mixers, BDS/Media base, R&R music directors and program directors to complete our promotional efforts.

Music videos have become an important means of promoting artists and records. Once a single reaches a level of airplay and critical acclaim that assures a long run on charts and playlists, we plan to produce and release a promotional video to support and expand on airplay and exposure, and expect that the videos will be played in clubs and venues, on conventional cable and satellite TV and on the Internet; however, we do not intend to sell the videos. As of May 1, 2009, we have released two promotional videos. Our first video features Kanye West and G.L.C. performing "The Big Screen," and the second video features Tay Dizm, T-Pain and Rick Ross performing "Beem Me Up."

When financial resources are available, we intend to seek television advertising for our products on television channels that we determine are most likely to reach our target consumer bases. Although we will seek exposure through advertising on "music-television" channels such as MTV, VH-1 and the like, we do not anticipate producing music videos for music tracks on our products for television air play other than in connection with our promotional efforts described above.

Manufacturing and Distribution

We have entered into an agreement with EMI Global Musical Services for the release and distribution of our music products, which allows us to secure window displays at retail locations, end cap promotions, retail advertising, print ads, product placement and point of purchase material display. We are conducting retail promotion efforts through EMI's sales team as a liaison to various retail outlets. Online services such as iTunes, Yahoo! Music and Amazon Music are serviced via our arrangement with EMI. EMI handles the manufacturing of our music physical products and our inventory is warehoused at EMI's facilities.

Pursuant to our agreement with EMI, we have appointed EMI as our exclusive distributor of musical products in the United States; however, we retain the right to license recordings to third parties for use in soundtracks and compilation albums and to sell products through our website and, in certain cases, the websites of the artists. We have agreed to pay EMI a distribution fee of between 14% and 17% of the net sales of the products distributed, depending on the format of the product sold. We believe that these fees are comparable to those charged by EMI to other record companies for similar services as well as those charged in the music industry in general.

EMI has agreed to coordinate the manufacturing of our products at the then current price that it charges third party labels, which is currently approximately $1.00 per compact disc. We believe that this price is comparable to the amount charged by other music distributors for this service.

We are responsible for all costs and expenses incurred in connection with advertising, promoting and marketing our music products. We designate the applicable wholesale price to be charged by EMI from the price list categories maintained by EMI, subject to EMI's right to discount same under certain circumstances.

EMI has agreed to pay us certain recoupable advances, including a $50,000 advance which it provided to us after we delivered to EMI the manufacturing and production components necessary to manufacture and distribute our "True to the Game-Volume I" product. An additional $50,000 recoupable advance will be paid if certain sales targets are achieved. As of May 1, 2009, these sales targets had not been met and thus no further advances have yet been received. EMI is entitled to charge us specified amounts for returns and slow-moving products.

We believe that our distribution arrangement with EMI Music Group will enable us to offer distribution services for other independent record labels and entertainment companies.

True to the Game Project

We have entered into an exclusive agreement with the Negro Baseball Leagues Museum to produce and market a series of musical projects with the Negro Baseball Leagues as the theme. The Negro Baseball Leagues Museum is a not-for-profit organization located in Kansas City, Missouri that was founded to preserve the culture and history of the Negro Baseball Leagues. The Museum's charities provide certain benefits and services to minority baseball players. Our projects will take the form of compact discs and digital formats, and under our agreement with the Negro Leagues Baseball Museum, we are required to pay royalties to the

Museum on net sales of the music products after production costs are recouped. The royalty percentages differ based upon the type of music sold and generally range from 2% to up to 10% with respect to sales in the United States if certain sales targets are achieved and from 1% to 6% with respect to sales outside of the United States. Royalties are subject to downward adjustment with respect to products sold through direct mail order operations and products sold to educational institutions or libraries or for promotional or sales incentive purposes. Royalties are also subject to reduction with respect to products sold on a discount basis.

The first volume of our "True to the Game" project was released in March 2009 and include the following playlist:

Title	Artist
Knock it Out Da Park	Yung Joc
Flyaway	Raiyn and Talib Kweli
Beem Me Up	Tay Dizm, T-Pain and Rick Ross
Still Hurts	Macy Gray and Marsha Ambrosius
The Big Screen	G.L.C. (Gangsta L. Crisis) and Kanye West
These Past Days	Sam Chris and Big Boi of OutKast
Pretty Girl	Jarvis and Ludacris
Make Your Way to the Dance Floor	Ziggy Nina and Chingy
Sweetest Taboo	Mikkey Halsted andKlass
If I Told U	Porta Prince and Ray J
Tha Bigg League	The Hustle Boyz and Snoop Dogg
Ghetto Love	Mario
Don't Know How 2 Act	DJ Pharris, Shawna, Paul Wall and Lil Scrappy
I Don't Wanna	Brandon Hines

True to the Game – Volume I is available for purchase via the Internet download through Amazon.com and iTunes. In addition, the compact disc can be purchased at various retail outlets, including Best Buy, Target and Walmart, among others As of May 1, 2009, approximately 15,000 copies of the "True to the Game – Volume I" have been shipped to EMI on a wholesale basis and 3,000 songs from the compilation had been sold via Internet downloads.

Our agreements with the artists generally require us to pay royalties on sales of the musical product. Generally, an advance against future royalties is due upon the execution of the agreement and an additional advance is due if certain sale targets are met. The aggregate amount of royalties payable to artists participating in the "True to the Game-Volume I" project will be approximately 8% after direct costs of production are recouped. Generally, royalties paid by independent music companies to artists are approximately 14% but are subject to negotiation on a case by case basis. Our ownership interest in the musical compositions that will be featured in the "True to the Game" project ranges from no ownership to 50% ownership.

To generate consumer interest in the project, we have launched an extensive multi-media campaign to capitalize on the name recognition of the artists who are contributing to the project and on the profile of the Negro Baseball Leagues Museum as a worthy philanthropic organization. [We have placed advertising spots on cable television networks such as VH-1, ESPN, BET, MTV, MSNBC, E!, Oxygen and the NFL Network]. We have engaged a team of radio promotional professionals to seek radio airplay of musical tracks from the project on both traditional and satellite radio stations to generate consumer interest. We have also engaged a press and publicity firm to make arrangements for print advertisements for the project.

We are pursuing non-traditional marketing techniques, primarily via the Internet for the "True to the Game" project. We cater to online music services websites, such as iTunes and Rhapsody, music discovery websites, such as Goombah, Qloud, SoundFlavor and MusicIPExpert, music experience augmentation websites, such as Snapp Radio and MusicMobs, and music metadata websites, such as MusicBrainz, Gracenote and All Music Guide. We also service music discovery drivers, a new form of file-sharing and which include iMix (a division of iTunes), Pandora and LastFM, to increase online sales of individual tracks on downloadable playlists.

We have begun artist selection for "True to the Game – Volume II" and are in negotiations with potential participants. In addition, we are negotiating to obtain the right to include a track featuring Tupac in the project; however, no formal agreement has been reached with respect to the Tupac track and no assurance can be given that we be able to reach a formal agreement which will allow us to utilize the track.

Assuming that we raise at least $1,000,000 in this offering, we plan to release "True to the Game – Volume II" within the next 15 to 18 months.

Government Regulation

We are not subject to any specific government regulations that affect the dissemination and/or distribution of our products. However, the Recording Industry Association of America (RIAA) has undertaken efforts to curb illicit peer-to-peer dissemination of recorded music in digital format, which efforts may result in requirements that certain restrictions and safeguards be encoded within digital music tracks to prevent such unlawful dissemination or copying.

Copyrights and Intellectual Property

Our prerecorded music business, like that of other companies involved in prerecorded music, will primarily rest on ownership or control and exploitation of musical works and sound recordings. Our music products are and will be protected under applicable domestic and international copyright laws.

Although circumstances vary from case to case, rights and royalties relating to a particular recording typically operate as follows. When a recording is made, copyright in that recording generally vests either in the recording artists and/or their production companies (and is licensed to the recording company) or in the record company itself, depending on the terms of the agreement between them. Similarly, when a musical composition is written, copyright in the composition vests either in the writer (and is licensed to a third-party music publishing company) or in a third-party music publishing company or in a publishing company owned and controlled by the artist. A public performance of a record will result in money being paid to the writer and publisher. The rights to reproduce songs on sound carriers (i.e., compact discs) are obtained by record companies or publishers from the writer or the publishing company entitled to license such compositions. The manufacture and sale of a sound carrier results in mechanical royalties being payable by the record company to the publisher of the composition, who then remits a portion of such royalties to the writer or writers of the composition at previously agreed or statutory rate for the use of the composition and by the record company to the recording artists for the manufacture and distribution of the recording. We operate in an industry in which revenues are adversely affected by the unauthorized reproduction of recordings for commercial sale, commonly referred to as "piracy," and by unauthorized and illegal downloading/copying from the Internet for personal use. We rely on compilation copyright protection under applicable copyright law for our compilation projects and designate these projects as copyrighted works. We have not filed any copyrights with the United States Patent and Trademark Office.

Potential publishing revenues may be derived from our ownership interest in musical compositions, written in whole or in part by our recording artists who enter into agreements with us. Our ownership in artist works will vary on a case by case basis, and we anticipate that in some cases we will obtain 100% ownership, in other cases we will have partial ownership and in some cases we will have no ownership interest. We obtain rights to musical compositions in various ways, including licensing existing masters that have not been previously released to the public, by in-house recording and production of musical compositions for specific projects or by contracting third party producers, musicians and engineers to produce musical tracks specifically for our project.

Performance rights in compositions that we own are enforced under agreements we and the writer have with performing rights organizations (such as the American Society of Composers, Authors, and Publishers ("ASCAP"), Broadcast Music, Inc.("BMI"), and SESAC, Inc.), which license the public performance of a composition to commercial users of music such as radio and television broadcasters, restaurants, retailers, etc., and disburse collected fees based upon the frequency and type of public performances they identify. Generally, revenues from publishing are generated in the form of: (1) mechanical royalties, paid by the record company to the publisher for the mechanical duplication of a particular copyrighted composition (as distinct from the copying of the artist's performance of that composition); (2) performance royalties, collected and paid by performing rights entities such as ASCAP and BMI for the actual public performance of the composition as represented by radio airplay, Musak, or as a theme or jingle broadcast in synchronization with a visual image via television; (3) sub-publishing revenues derived from copyright earnings outside of the United States and Canada from collection agents located outside of the United States and Canada; and (4) licensing fees derived from printed sheet music, uses in synchronization with images as in video or film scores, computer games and other software applications, and any other use involving the composition.

We will rely on exclusive licensing agreements with the charities with which we team to provide protection for the products and products that are produced.

Markets and Competition

The music industry is a multi-billion dollar industry which, according to the Recording Industry Association of America, grossed approximately $10.3 billion in 2008. We believe that the growth of this sector has been inhibited by the inability of many companies to streamline and modernize their approach to the end user, and that mobile music services are at the center of industry growth. Therefore, we are making it a priority in our projects to position ourselves to acquire these rights. Moreover, we will continue to differentiate ourselves from our competition and attempt to claim a respectable share of the marketplace through use of the Internet, viral marketing techniques, non-traditional retail outlets, cross industry marketing, cable television, short film marketing and other innovative forms of access.

We seek to utilize the talents of well-established artists rather than establishing new and unknown artists or actively developing artists' careers, although in some instances a new or emerging artist will be coupled with an established artist. As a result, we are not in direct competition with other start-up record labels that seek to discover and contract with new and emerging talent. Rather, our primary competitors are more established record companies such as Sony, Universal and Warner. However, if our business model proves to be successful, we expect other companies to emulate our model. Therefore, to the extent possible, we attempt to secure contracts with our charitable and philanthropic partners on an exclusive basis to ensure control of market share and the participation of high profile artists.

Employees

As of April __, 2009, we had five (5) full-time employees and no part-time employees. We also utilize the services of independent, third party consultants as our needs require.

Revenue Streams

The two primary revenue streams we intend to target are (1) sales of music products via third party distributors, both at retail stores and over the Internet, and (2) direct sales of music in digital format via download from retailers limited to our.

It is customary in the industry for a third party distributor to receive a portion of the proceeds from sales effected by the distributor. However, we believe it is important to avail ourselves of this method of sale and distribution as it enables us to reach a broader consumer base and to generate greater public exposure for our products and our artists.

DESCRIPTION OF PROPERTY

Our principal offices are located at 888 Seventh Avenue, 35th Floor, New York, NY 10010, which consist of approximately 800 square feet of a commercial office facility. We occupy these offices under an arrangement with our independent accounting firm, Spielman, Koenisberg & Parker, LLP, which does not currently charge us for our occupancy. This accommodation is made as a result of a personal relationship between the principals of Spielman, Koenisberg & Parker, LLP and members of our management team and is of an indefinite term. All of our printing, manufacturing, distribution and warehousing is performed by independent contractors.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

Forward-Looking Information

You should read the following plan of operation together with our financial statements and related notes appearing elsewhere in this offering circular. This plan of operation contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" or elsewhere in this Offering Statement.

Overview

We were incorporated on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. We did not generate any revenues from these activities.

On January 1, 2009, we acquired all of the outstanding shares of Stadium Entertainment Corp. pursuant to the Share Exchange in which we issued an aggregate 75,000,000 shares of Common Stock in exchange for all of the outstanding shares of common stock of Stadium Entertainment Corp. Stadium Entertainment Corp. is a development stage company and has not achieved any revenues to date. Stadium Entertainment was founded in December 2007 to provide, market and distribute prerecorded music products of established recording artists to raise funds for worthy charitable philanthropic organizations and generate profits from its business.

Results of Operations for the Year Ended December 31, 2008

Stadium Entertainment achieved no revenues during the year ended December 31, 2008. Total operating expenses during 2008 were $969,603, including non-recoupable production expenses of $38,453 and general and administrative expenses of $969,603. General and administrative expenses consisted primarily of salaries ($385,000), advertising and promotion costs ($237,140), professional fees ($124,172), travel expenses ($69,846), public relations costs ($55,021), payroll taxes ($34,303) and insurance ($23,363). Stadium Entertainment incurred a net loss of $1,407,981 for the year ended December 31, 2008.

Plan of Operation

At April 30, 2009, we had $14,221 of cash. Stadium Entertainment has funded its operations to date through equity contributions from its founders and borrowings, including a loan from a related party in the aggregate principal amount of approximately $1,365,000, which became due in February 2009. The loan bears interest at a rate of ten percent (10%) per annum and is secured by all of our right, title and interest in our "True to the Game" compilation, including our rights in the master recordings, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of the foregoing. The related party lender has not issued a notice of default nor attempted to collect under the loan agreement, and no written or verbal agreement has been reached with respect to an extension of the due date of the loan. We plan to use $500,000 of the proceeds from this offering to partially repay the loan if only the $1,000,000 minimum is raised in this offering and to repay the loan in full if $2,000,000 or more are raised in this offering. To the extent that we do not raise sufficient funds in this offering to repay the loan in full, we plan to make periodic payments out of cash generated from operations to satisfy this obligation; however, we have not reached any agreement with the lender to extend the maturity date of the loan and we can give no assurance that the lender will not exercise remedies against us.

As of March 31, we had $280,000 principal amount of other loans outstanding, including $200,000 represented by promissory notes issued in February 2009 which (i) bear interest at a rate of 10% per annum, (ii) become due upon the earlier of September 30, 2009 or our receipt of $1,000,000 or more from a private placement of securities and (iii) are convertible into common stock at a price equal to the greater of 75% of the closing per share market price of our common stock on the first day of reported trading or $.25 per share. The remaining $80,000 of borrowings are undocumented and have no specific terms for repayment; however, we have agreed in principle to pay the lenders interest on the principal amount at a rate of 10% per annum.

We plan to finance our capital needs primarily from the sale of debt and/or equity securities, including the proceeds of this offering. We expect that we will receive revenues from our first pre-recorded music product in May 2009; however, no assurance can be given that the receipt of revenues will not be deferred until a later time. We expect that the proceeds of this offering, together with revenues generated from our business activities will be sufficient to support our operations for 12 months if the minimum offering amount is raised and 24 months if the maximum offering amount is raised. No assurance can be given that we will be able to raise the capital required to develop and support our business.

Our plan of operation for the next 24 months and the estimated cost of achieving certain significant milestones, assuming that we raise at least $2,000,000 in this offering, is as follows:

Milestone	Estimated Completion Date	Estimated Cost
Finalize agreement with charity for Country compilation project	August 2009	$1,000 (professional fees)
Finalize agreement to promote Final Four concert	August 2009	$1,000 (professional fees)
Secure rights to all music for release of "True to the Game – Volume II"	April 2010	$250,000
Secure rights to all music for Country compilation project	April 2010	$200,000
Release "True to the Game – Volume II'	August 2010	$250,000 (marketing and promotion)
Release Country compilation project – Volume I	September 2010	$250,000 (marketing and promotion)

Promote Final Four concert	January 2011	$200,000
Secure rights to all music for "True to the Game – Volume III	April 2011	$250,000
Secure rights to music for Country compilation – Volume II	April 2011	$200,000

The foregoing represents management's best estimate as to the date that the milestones identified above will be achieved and the cost associated with completing same. Actual results may vary. In addition, if we do not raise at least $2,000,000 in this offering, we may be forced to defer certain activities, such as acquiring rights to music for our projects, until cash flow from operations or other financing is available to fund these activities.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following list names each person who serves as a director, executive officer or significant employee of the Company and the period during which each has served in the respective position with the Company, as well as each person who has been nominated or chosen to become a director or executive officer.

Name	Age	Position
David Berman	66	Chief Executive Officer, Director
Gary Katz	67	President, Director
Camille Barbone	57	Chief Operating Officer, Chief Financial Officer and Director

David Berman was appointed Chief Executive Officer of Stadium Entertainment in January 2009. Since October 2001 to the present, Mr. Berman has provided consulting services to participants in the music industry and served as an expert witness on music industry matters. From February 1998 until April 2001, he served as President of Buena Vista Music Group, the pre-recorded music and music publishing arm of The Walt Disney Company. From April 1991 until April 2001, Mr. Berman served as Senior Executive and General Counsel of Geffen Records. Prior thereto, he served as President of Capitol Industries, a division of EMI Music Group, which he joined in 1989. From 1976 until 1987 he served in various capacities for Warner Brother Records, and was engaged in the private practice of law from 1969 until 1976 and from 1989 until 1991. He graduated from Harvard Law School in 1969.

Gary Katz, a founder of Stadium Entertainment, is an acclaimed producer with more than 30 years experience in the music industry. From November 2006 until joining Stadium Entertainment, Mr. Katz was an independent consultant and record producer for a select roster of clients in the music industry. From December 2004, he served as President of Winedark Records. From January 1, 2001 until December 2004, Mr. Katz served as Vice President of Artist & Repertoire for Aezra Records. Mr. Katz was instrumental for the signing of artists such as Jimmy Buffet, Chaka Khan (Rufus), Jim Croce, Prince and Dire Straits, and has provided consulting services to several major record companies.

Camille Barbone, a founder of Stadium Entertainment, has more than 30 years experience in the entertainment industry. Prior to founding Stadium Entertainment, Ms. Barbone operated Barbone Consult Group which provided promotional, development, production, sales and marketing services to various clients including record companies, music distribution companies, artists and artist development teams from December 2005 through December 2007. From December 2004 to November 2006 she served as Vice President; General Manager of Winedark Records – Fontana Universal Distribution, where her responsibilities included supervision of all operational, administrative, budgetary and departmental activities. Ms. Barbone served in a similar capacity with Aezra-EMI Records from April 2003 until December 2004. She served as Vice President-Artist Relations for Aezra-EMI Records from March 2001 until April 2003. Earlier in her career she held key positions at major record labels such as Production Director for Columbia/Epic, Director of New Release Production for Phonogram/Mercury and Director of Artist and Repertoire for Buddah Entertainment. In 1977 she formed August Artists Ltd. where she provided an innovative alternative for the new music scene in New York City. During this period Ms. Barbone was responsible for discovering, developing and managing Madonna. Ms. Barbone has also worked on artist development and promotion at major record labels, such as Arista, MCA, Universal, Warner Brothers, Disney Music Publishing, SESAC, Warner Chappell Music, Atlantic and TVT Records. She has owned and operated two key recording studios – Gotham Sound Studios in New York City, and Long View Farm Studios, a residential recording facility located on a 120-acre farm in rural Massachusetts. Her recording studio clients have included The Indigo Girls, Geezer Butler, The Rolling Stones, Aerosmith, Michael Bolton, and Living Colour. Ms. Barbone has created and produced major musical concerts and series such as the American Express Songmasters Inside-Out series featuring gold- and platinum-selling artists, the Gospel segment of Woodstock '94, two concerts at the 2002 Olympics in Salt Lake City for the Coca Cola Company and three performances at the 2003 Gravity Games. Ms. Barbone served on the staff and taught at the City University of New York for five years and was responsible for creating and launching its Entertainment Marketing Department and Internship program. She has served as a music supervisor for key motion pictures and has placed songs and music in films by Steven Spielberg, Wes Craven, Disney, Miramax Films, and Cinepix.

We have no formal employment agreements with any of our executive officers; however, we expect that each of Mr. Katz and Ms. Barbone will devote 100% of their professional time and attention to our business and affairs and Mr. Berman will devote approximately 10% of his professional time to our business and affairs.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who are officers or directors during the year ended December 31, 2008 fiscal year, and of all of the officers and directors as a group.

Name	Capacities in Which Remuneration was Received	Aggregate Remuneration
Gary Katz	President	$100,000
Camille Barbone	Chief Operating Officer	$100,000
All Officers and Directors as a Group (3 Persons)		$200,000

David Berman is currently serving as our Chief Executive Officer and devotes approximately 10% of his professional time and attention to our business and affairs. Mr. Berman has agreed to serve in this capacity without remuneration (other than the reimbursement of out-of-pocket expenses). We expect to make an equity award to Mr. Berman in 2009; however, our Board of Directors has not yet approved any such award and the precise nature and amount of the award has not yet been determined.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as of February 24, 2009, with respect to the beneficial ownership (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Company's Common Stock, which is the only class of the Company's capital stock with shares issued and outstanding, by (i) each of the three highest paid persons who are officers and directors of the Company, (ii) each person or group of persons known by the Company to be the beneficial owner of more than ten percent (10%) of the Company's outstanding Common Stock, and (iii) all directors and executive officers of the Company as a group:

Name and Address of Owner	Number of Shares	Percent of Class
Stadium Entertainment Group, LLC 888 Seventh Avenue, 35th Floor New York, NY 10010	37,500,000	37.5%
David Berman 888 Seventh Avenue, 35th Floor New York, NY 10010	---	---
Gary Katz 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%

Camille Barbone 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Jerome Mas 888 Seventh Avenue, 35th Floor New York, NY 10010	12,500,000 (1)	12.5%
Sandstone Investment Partners, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Emerald Asset Advisors, LLC 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
Michael Xirinachs 425 Broad Hollow Road, Suite 115 Melville, NY 11747	50,833,333 (2)	50.8%
All Officers and Directors as a Group (5 Persons) (1) (2)	37,500,000	37.5%

---

(1) Represents 12,500,000 of the shares owned by Stadium Entertainment Group, LLC, a beneficial owner of 37.5% of our outstanding Common Stock. Each of these shareholders has a one-third (1/3) ownership interest in Stadium Entertainment Group, LLC and a one-third (1/3) pecuniary interest in the shares owned by it.

(2) Includes shares owned by each of Sandstone Investment Partners, LLC (37,500,000 shares), Emerald Asset Advisors, LLC (5,000,000 shares) and Michael Xirinachs (8,333,333 shares). Michael Xirinachs is the managing member of each of Sandstone Investment Partners, LLC and Emerald Asset Advisors, LLC.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective January 1, 2009, we completed the Share Exchange and acquired all of the outstanding Common Stock of Stadium Entertainment. At the time of the Share Exchange, Michael Xirinachs was our sole officer and director, and the beneficial owner of 53.3% of our outstanding Common Stock. Mr. Xirinachs owns a 100% membership interest in Sandstone Investment Partners, LLC which owned 50% of the outstanding Common Stock of Stadium Entertainment immediately before the completion of the Share Exchange.

During 2008, Sandstone, LLC loaned an aggregate of $1,364,800 to us under a loan agreement which provides for interest on the unpaid balance at a rate of ten percent (10%) per annum. The loan became due on February 14, 2009. Michael Xirinachs is the managing member of each of Sandstone, LLC and Emerald Asset Advisors, LLC which is the beneficial owner of approximately 50.8% of the outstanding Common Stock. The loan, which became due in full in February 2009, is secured by all of our right, title and interest in our compilation audio album commemorating the Negro Baseball League Museum and any sequels thereto, including our rights in the master recordings included in the album, our agreement with the Negro Baseball League Museum and all contracts, products and proceeds of any of the foregoing. Sandstone, LLC has not extended the maturity date of the loan and no assurance can be given that Sandstone will not elect to pursue remedies against us.

PLAN OF DISTRIBUTION

No Underwriting

The offering is not underwritten. We have not employed outside brokers or sales agents for this offering. The shares will be marketed only by the directors and officers of the Stadium Entertainment, namely, Gary Katz and Camille Barbone, who will not receive any commissions or other compensation for these sales. It is anticipated that potential investors have pre-existing business relationships with these officers and other affiliates of our company, as well as potential investors referred by parties having pre-existing business relationships with the officers and affiliates will be solicited. Because this offerings is not underwritten, we may not sell as many shares as we possibly could have sold if we had used an underwriter.

Purchase of Common Stock

We will offer shares of Common Stock having a minimum aggregate offering price of $1,000,000 and a maximum aggregate offering price of $3,000,000 for sale to the public at a price of $.25 per share beginning on or about [ ], 2009. In our sole discretion, we may accept or reject all or part of any subscription received from subscribers who wish to purchase shares in the offering.

Any person, including shareholders, who wishes to purchase shares of Common Stock during the offering to the public must complete and sign the Subscription Agreement delivered with this Offering Statement and deliver it, together with the subscription price to Stadium Entertainment Holding Corp. at the address specified in the Subscription Agreement. Any offers to subscribe for shares of Common Stock during the offering to the public are not binding until we accept them, and we reserve the right to accept or reject all or part of any subscription offer in our sole discretion. To determine which subscriptions to accept in whole or in part, we may take into consideration the order in which the subscriptions are received, among other things. Any subscriber whose subscription is rejected shall have his, her or its funds returned without interest. All offers to subscribe must be made for shares of Common Stock having a minimum aggregate purchase price of $25,000, unless we, in our sole discretion, accept fewer shares, which we may do with regard to a limited number of subscriptions. We expect that we will waive the $25,000 minimum subscription amount only with respect to strategic investors whom we perceive to be of potential benefit in growing our business and in the event that we have received subscriptions for substantially all of the $1,000,000 minimum aggregate investment and need to waive the requirement in order to meet the $1,000,000 minimum aggregate subscription requirement. The purchase price must be paid in United States currency by check, draft or money order drawn to the order of "Stadium Entertainment Holding Corp. – Stock Offering."

Time Frame of Subscription

Subscriptions from the public, including shareholders, will be accepted until 5:30 p.m. New York City time on [ ], 2010. Subscribers purchasing shares of Common Stock will be issued stock certificates as soon as practicable after acceptance of their subscriptions. If shares having a minimum aggregate purchase price of $1,000,000 have not been subscribed for on or before the Initial Termination Date of __________, 2009, we will promptly return to subscribers the subscription amounts, without interest; however, we may elect, in our discretion, on a one time basis to extend the Initial Termination Date until __________, 2009 by providing notice to subscribers by no later than 5:00 p.m., New York City time, on __________, 2009, in which case the return of subscription amounts to subscribers will not be made until promptly after the extended Initial Termination Date. Pending the acceptance or return of subscriptions, subscription amounts will be maintained in a segregated account but we will not use an escrow arrangement for these funds during this period.

Assignability

No subscriber's privileges or rights under a Subscription Agreement are assignable without our written consent, which may be withheld in our discretion. Subscription rights should not be confused with a shareholder's right to transfer shares of the Company's Common Stock after the shares have been issued.

Reservations

In addition to the minimum share purchase limits, we may reject any subscription at any time for any reason made pursuant to the offering, in our sole discretion.

Shares having a minimum aggregate purchase price of $1,000,000 must be sold in order to complete the offering.

All subscription proceeds will be immediately available to the Company upon our acceptance of the subscription. If, for any reason, funds are returned to any subscriber, the amount returned will be without interest. We reserve the right to terminate the offering for any reason at any time.

SECURITIES BEING OFFERED

General

We are offering shares of our Common Stock, $.001 par value per share. Our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $.001 per share, of which 100,000,000 shares are currently issued and outstanding. Following this offering, if all shares offered hereby are sold at the offering price of $.25 per share, 112,000,000 shares of Common Stock will be issued and outstanding. Our Common Stock has the following rights:

Dividend Rights

The holders of the Common Stock are entitled to dividends when, as and if declared by our board of directors, subject to the restrictions imposed by applicable law.

Voting Rights

Under the Nevada Revised Statutes and our Amended and Restated Certificate of Incorporation, each share of Common Stock is entitled to one vote per share. Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive, on a pro rata basis, any assets distributable to shareholders, after the payment of debts and liabilities and after the distribution to holders of any outstanding shares hereafter issued which have priority rights upon liquidation.

Preemptive Rights

Holders of our Common Stock do not have preemptive rights to acquire our securities.

Liability to Further Calls or to Assessment by the Company

Holders of Common Stock are not subject to further calls or assessments.

PART FS – FINANCIAL STATEMENTS

Stadium Entertainment Holding Corp.
(formerly known as FRS Group, Inc.)

	Page
Balance Sheet as of December 31, 2008	F-1
Statement of Operations for the years ended December 31, 2008 and 2007	F-2
Statement of Cash Flows for the years ended December 31, 2008 and 2007	F-3
Statement of Changes in Stockholders' Equity for the years ended December 31, 2008 and 2007	F-4
Notes to Financial Statements	F-5
Balance Sheet as of March 31, 2009	F-9
Statement of Operations for the three months ended March 31, 2009	F-10
Statement of Cash Flows for the three months ended March 31, 2009	F-11
Notes to Financial Statements	F-12

Stadium Entertainment Corporation

Balance Sheet as of December 31, 2008	F-20
Statement of Operations for the period January 3, 2008 (date of inception) to December 31, 2008	F-21
Statement of Cash Flows for the period January 3, 2008 (date of inception) to December 31, 2008	F-22
Statement of Changes in Stockholders' Equity for the period January 3, 2008 (date of inception) to December 31, 2008	F-23
Notes to Financial Statements	F-24

Pro Forma Financial Statements

Pro Forma Combined Balance Sheet as of December 31, 2008	F-28
Pro Forma Combined Statement of Operations for the years ended December 31, 2008 and 2007	F-29

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ -
Total current assets	-
Deferred tax asset	3,278
Total assets	$ 3,278
Liabilities	
Current	
Account payable	$ 3,207
Total current liabilities	3,207
Stockholders' equity (deficit)	
Common stock, $.001 par value 500,000,000 common shares authorized, 25,000,000 shares issued and outstanding	25,000
Additional paid-in capital	50,000
Deficit accumulated during the development stage	(4,929)
	70,071
Less: subscription receivable	(70,000)
Total stockholder's equity (deficit)	71
Total liabilities and stockholders' equity	$ 3,278

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Revenue	$ -	$ -	$ -
Expenses			
Accounting and professional fees	200	200	8,207
Total expenses	200	200	8,207
Loss from operations	(200)	(200)	(8,207)
Income tax benefit	3,278	-	3,278
Net income (loss)	$ 3,078	$ (200)	$ (4,929)
(Loss) per common share	$ 0	$ (0)	$ (0)

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Period from February 24, 2005 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Less Subscription Receivable	Total Stockholders' Equity
Issued 50,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a subscription receivable on Feb. 24, 2005.	50,000			(50,000)	-
Issued 5,000,000 Shares of Par Value $.001 issued in 504 offering Feb. 24, 2005	5,000				5,000
Reverse stock split	(36,667)	36,667			-
Net loss			(7,607)		(7,607)
Balance, December 31, 2005	18,333	36,667	(7,607)	(50,000)	(2,607)
Net Loss			(200)		(200)
Balance, December 31, 2006	18,333	36,667	(7,807)	(50,000)	(2,807)
Net loss			(200)		(200)
Balance, December 31, 2007	18,333	36,667	(8,007)	(50,000)	(3,007)
Issued 20,000,000 Shares of Par Value $.001 issued to the Founders in exchange for a Subscription receivable in August 2008.	20,000			(20,000)	-
Reverse stock split	(13,333)	13,333			-
Net income			3,078		3,078
Additional paid-in capital					-
Balance, December 31, 2008	$ 25,000	$ 50,000	$ (4,929)	$ (70,000)	$ 71

STADIUM ENTERTAINMENT HOLDING CORPORATION
(A Development Stage Company)
(Formerly known as FRS Group Inc.)

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2008 and 2007
And the Period February 24, 2005 (Date of Inception) to December 31, 2008

	2008	2007	Feb. 24, 2005 (Inception) to Dec. 31, 2008
Cash flows from operating activities:			
Net income (loss)	$ 3,078	$ (200)	$ (4,929)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Deferred tax benefit	(3,278)	-	(3,278)
Increase in:			
Accounts payable	200	200	3,207
Net cash used in operating activities	-	-	(5,000)
Cash flows from financing activities:			
Issuance of common stock	20,000		25,000
Less: subscription receivable	(20,000)		(70,000)
Additional paid-in capital	-	-	50,000
Net cash provided by financing activities	-	-	5,000
Net increase in cash	-	-	-
Cash, January 1 or from inception	-	-	-
Cash, December 31	$ -	$ -	$ -

STADIUM ENTERTAINMENT HOLDING CORP.
(FORMERLY FRS GROUP, INC.)
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity. It is currently in the development stage.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenue from such sales are recognized when the products are shipped based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and do not establish a provision for customer returns.

In determining estimated returns management will analyze historical trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a monthly report as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company and therefore the need to return inventory to the end user is not necessary. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109").. Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Stadium Entertainment Holding Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $3,278 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $8,207 and will expire in 2028.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. Development Stage Activities and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established any source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. Capital Stock

Upon the formation of the Company, 16,666,667 shares of common stock were issued to the founding shareholder for an aggregate purchase price of $50,000. In April 2005, the Company issued 1,666,667 shares of common stock in a private offering for an aggregate purchase price of $5,000. In August 2008, the Company issued 6,666,666 shares of common stock in a private offering for an aggregate purchase price of $20,000.

5. Reverse Stock Split

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split.

6. Subsequent Event

On January 1, 2009, the Company and the stockholders of Stadium Entertainment Corporation, a Delaware corporation, entered into an Exchange Agreement pursuant to which the stockholders of Stadium Entertainment Corporation exchanged all of the issued and outstanding shares of Stadium Entertainment Corporation common stock (200 shares) for an aggregate of 75,000,000 shares of common stock of the Company. As a result of the Share Exchange, Stadium Entertainment Corporation became a wholly owned subsidiary of the Company. Stadium Entertainment Corporation is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues from its activities. Stadium Entertainment Corporation also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

47

STADIUM ENTERTAINMENT HOLDING CORP.

BALANCE SHEET

March 31, 2009

Assets	
Current	
Cash	$ 29,471
Accounts receivable, less allowance for returns of $34,842	58,204
Inventory	3,487
Prepaid expenses	3,101
Artist advances royalties recoupable within one year	228,834
Total current assets	323,097
Artist advances recoupable after one year	192,414
Deferred tax asset	562,481
Total assets	$ 1,077,992
Liabilities	
Current	
Accounts payable and accrued expenses	$ 345,723
Royalty payable	11,444
Accrued interest	100,460
Loans payable	1,654,800
Total current liabilities	2,112,427
Total liabilities	2,112,427
Stockholders' equity (deficit)	
Common stock	100,000
Additional paid in capital	(29,729)
Accumulated deficit	(1,034,706)
	(964,435)
Less: subscription receivable	(70,000)
Total stockholders' equity (deficit)	(1,034,435)
Total liabilities and stockholders' equity	$ 1,077,992

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF OPERATIONS

For the Period January 1, 2009 to March 31, 2009

Revenue	
Sales, net of provision for estimated returns of $34,842	$ 108,204
Cost of sales	
Product costs	9,936
Royalties	11,444
Licensing fees	12,926
Non-recoupable production costs	14,644
Total cost of sales	48,950
Gross profit	59,254
Operating expenses	
Selling, general and administrative expenses	543,777
Total operating expenses	543,777
Loss from operations	(484,523)
Other expense	
Interest expense	36,119
Total other expense	36,119
Loss before income taxes	(520,642)
Provision for income taxes	770
Net Loss	$ (521,412)
(Loss) per common share	$ (5.21)

STADIUM ENTERTAINMENT HOLDING CORP.

STATEMENT OF CASH FLOWS

For the Period January 1, 2009 to March 31, 2009

Cash flows from operating activities:		
Net loss	$	(521,412)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in:		
Accounts receivable		(58,204)
Inventory		(3,487)
Prepaid expenses		(1,031)
Artist advance royalties		(85,764)
Increase in:		
Accrued expenses		339,942
Royalty payable		11,444
Accrued interest		36,019
Net cash used in operating activities		(282,493)
Cash flows from financing activities:		
Proceeds from loan payable		290,000
Net cash provided by financing activities		290,000
Net increase in cash		7,507
Cash, January 1, 2009		21,964
Cash, March 31, 2009	$	29,471

STADIUM ENTERTAINMENT HOLDING CORP.

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Stadium Entertainment Holding Corp. (the "Company"), formerly known as FRS Group, Inc., was incorporated under the laws of the State of Nevada on February 23, 2005 to design and create prototypes for a wide range of outdoor gear. The Company did not generate any revenues from these activities and in August 2008 abandoned its original business plan. Since August 2008, the Company's intention has been to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business entity.

On January 1, 2009, the Company entered into a Share Exchange Agreement ("reverse merger") with Stadium Entertainment Corp. ("Stadium"), a Delaware corporation, and its stockholders pursuant to which the Company agreed to acquire 100 percent of outstanding shares of Stadium in exchange for 75,000,000 shares of the Company. The reverse merger has been recorded as a recapitalization of the Company, with the net assets of Stadium and the Company brought forward at their historical bases. The costs associated with the reverse merger have been expensed as incurred.

The Company now intends to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash on hand, cash accounts without withdrawal restrictions, and highly liquid investments with a maturity of three months or less at the date of purchase to be considered cash and cash equivalents.

Revenue Recognition

In accordance Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition", the Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured.

In accordance with industry practice and as is customary in many territories, certain products, such as CD's, are sold to customers with the right to return unsold items. Under Statement of Standards No. 48, "Revenue When Right of Return Exists," revenue from such sales are recognized when the products are shipped based on gross sales less a provision for estimated returns. Revenues from the sale of recorded music products through digital distribution channels are recognized when the products are sold and do not establish a provision for customer returns.

In determining estimated returns management will analyze historical trends, current economic trends, changes in customer demand and customer acceptance of our product. Based on this information, management reserves a percentage of each dollar of product sales to provide for estimated customer returns.

On January 20, 2009, the Company granted an exclusive distributor the rights to distribute all records produced by the Company for 36 months following the release of the initial album, including CD and digital sales. The distribution agreement established specific policies pertaining to returns, price protection and payment terms as described below.

The Company has sole responsibility for merchandise returned to the distributor by customers. Returns will be reported to the Company in a sales report provided by the distributor as an adjustment to gross sales. In addition the Company will be assessed a processing fee by the distributor on a per unit basis of all returned items plus any additional costs related to refurbishing damaged inventory.

Inventory is considered the possession of the Company as the distributor does not take ownership under the terms of the agreement. If inventory remains unsold for a determined period of time the distributor will charge the Company a fee on a per unit basis for continued storage if the product has had annual dollar net sales of less than $15,000. See Inventory note under Summary of Significant Accounting Policies for accounting treatment.

The Company designates the wholesale price from price list categories maintained by the distributor. The Company will have to provide written authorization for program discounts issued to customers unless the discount is generally applicable across the distributor's entire catalog.

The distributor is required to submit payments three months following the close of the shipping month. The Company is entitled to collect one hundred percent of adjusted net sales subject to withholding of reserves (25% of gross sales less program discount for products that are subject to returns), the recoupment of any unrecouped advances by the distributor, and any additional costs incurred by the distributor on behalf of the Company as mentioned in the distribution agreement. In accordance with the distribution agreement adjusted net sales are calculated by reducing net sales by the distribution fee, manufacturing charges, the dollar amount of any customer invoices that remain outstanding for greater than 180 days following issuance of applicable invoices (less any distribution fee paid on these invoices), and Mobile/AV digitization charges. Net sales are determined by subtracting gross sales by discounts, returns, rebates, credits and adjustments.

Inventory

Inventories consist of CD's and related music products. Inventory is stated at lower of cost or net realizable value. Cost is determined using a first-in, first-out ("FIFO") methodology. Returned goods included in inventory are valued at net realizable value, but not in excess of cost. Processing and refurbishing costs of returned inventory are expensed as incurred.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for the periods ended December 31, 2008, and 2007.

3. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. While the management of the Company believes that the Company will be successful in its capital formation and operating activities, there can be no assurance that it will be able to raise additional capital, or be able to generate sufficient revenues to sustain its operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not established a significant source of revenue to cover its operating costs, and as such, has incurred an operating loss since inception. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

4. Artist Advances

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of March 31, 2009 the Company had $421,248 of advances on the balance sheet, of which $228,834 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of March 31, 2009 $12,926 of advances had been expensed.

With respect to the $421,248 of artist advances discussed above, $404,474 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

Loans payable

As of March 31, 2009, the holder of 37.5% of the Company's outstanding shares loaned an aggregate of $1,374,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan became due on February 14, 2009. The lender has not agreed to extend the maturity date of the loan and no assurance can be given that the lender will not elect to pursue remedies against us. A substantial portion of the proceeds of this offering will be used to repay this debt, which will reduce the amount of funds available to support our business operations. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

During the period ending March 31, 2009 the Company issued $200,000 of short term notes that are convertible into common stock under a convertible note agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts on the note become due upon the earlier of the Company raising $1,000,000 in a private placement or September 30, 2009. Prior to maturity the holder of the loan has the right to convert this debt into common stock at the conversion price established in the convertible note agreement. The conversion price is equivalent to the greater of 75% of the per share closing market price of the Company's common stock on the first day of reported trading day or $.25. In addition, the Company borrowed an aggregate of $80,000 under arrangements which are undocumented and have no specific terms for repayment; however, the Company has agreed in principle to pay the lenders interest at a rate of 10% per annum.

Common Stock

On February 24, 2005 the Company issued 55,000,000 shares of common stock at par value of $.001, in exchange for $5,000 cash and a $50,000 subscription receivable.

In August 2008, the Company issued 20,000,000 shares of stock at a par value of $.001, in exchange for a $20,000 subscription receivable.

In December 2008, the Company effected a one-for-three (1-for-3) reverse split of its common stock as further described in the amended and restated certificate of incorporation. All share and per share amounts disclosed in the financial statements give retroactive effect to the reverse split. As a result of the reverse stock split the Company had 25,000,000 issued and outstanding shares at a par value of $.001 per share on December 15, 2008.

Effective January 1, 2009 the Company entered into a Share Exchange Agreement with the shareholders of Stadium Entertainment Corp., whereby the company acquired all issued and outstanding common stock of Stadium (200 shares) in exchange for 75,000,000 shares of common stock of the Company. The Company's common stock has a par value of $.001 per share and has a total of 100,000,000 shares of common stock issued and outstanding. As a result of the Share Exchange, the stockholders of Stadium control the Company, and Stadium has been determined to have effected a reverse merger for financial reporting purposes as of the date of the Share Exchange. The reverse merger has been recorded as a recapitalization of the Company, with the net assets of the Company and Stadium brought forward at their historical bases.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" ("SFAS No. 159"), which permits entities to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. An entity would report unrealized gains and losses on items for which the fair value option had been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earrings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The decision about whether to elect the fair value option is applied instrument by instrument, with a few exceptions; the decision is irrevocable; and it is applied only to entire instruments and not to portions of instruments. The statement requires disclosures that facilitate comparisons (a) between entities that choose different measurement attributes for similar assets and liabilities and (b) between assets and liabilities in the financial statements of an entity that selects different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year provided the entity also elects to apply the provisions of SFAS No. 157. Upon implementation, an entity shall report the effect of the first re-measurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings. Since the provisions of SFAS No. 159 are applied prospectively, any potential impact will depend on the instruments selected for fair value measurement at the time of implementation. The management of the Company is of the opinion that the adoption of this new pronouncement will not have an impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*" ("SFAS No. 160"), which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements. This is accomplished by requiring all entities, except not-for-profit organizations, that prepare consolidated financial statements to:

a) clearly identify, label, and present ownership interests in subsidiaries held by parties other than the parent in the consolidated statement of financial position within equity, but separate from the parent's equity;
b) clearly identify and present both the parent's and the noncontrolling's interest attributable consolidated net income on the face of the consolidated statement of income;
c) consistently account for changes in parent's ownership interest while the parent retains it controlling financial interest in subsidiary and for all transactions that are economically similar to be accounted for similarly;
d) measure of any gain, loss, or retained noncontrolling equity at fair value after a subsidiary is deconsolidated; and

e) provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This statement also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years and interim periods on or after December 15, 2008. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In March 2008, the FASB issued FASB Statement No. 161, "*Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement 133*" ("SFAS No. 161"). SFAS No. 161 enhances required disclosures regarding derivatives and hedging activities, including enhanced disclosures regarding how: (a) an entity uses derivative instruments; (b) derivative instruments and related hedged items are accounted for under SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*"; and (c) derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Specifically, SFAS No. 161 requires:

- Disclosure of the objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation;
- Disclosure of the fair values of derivative instruments and their gains and losses in a tabular format;
- Disclosure of information about credit-risk-related contingent features; and
- Cross-reference from the derivative footnote to other footnotes in which derivative-related information is disclosed.

SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Earlier application is encouraged. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

In May 2008, the FASB issued FASB Statement No. 162, "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. The sources of accounting principles that are generally accepted are categorized in descending order as follows:

a) FASB Statements of Financial Accounting Standards and Interpretations, FASB Statement 133 Implementation Issues, FASB Staff Positions, and American Institute of Certified Public Accountants (AICPA) Accounting Research Bulletins and Accounting Principles Board Opinions that are not superseded by actions of the FASB.

b) FASB Technical Bulletins and, if cleared by the FASB, AICPA Industry Audit and Accounting Guides and Statements of Position.

c) AICPA Accounting Standards Executive Committee Practice Bulletins that have been cleared by the FASB, consensus positions of the FASB Emerging Issues Task Force (EITF), and the Topics discussed in Appendix D of EITF Abstracts (EITF D-Topics).

d) Implementation guides (Q&As) published by the FASB staff, AICPA Accounting Interpretations, AICPA Industry Audit and Accounting Guides and Statements of Position not cleared by the FASB, and practices that are widely recognized and prevalent either generally or in the industry.

SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendment to its authoritative literature. It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The management of the Company does not expect the adoption of this pronouncement to have a material impact on its financial statements.

On May 26, 2008, the FASB issued FASB Statement No. 163, "*Accounting for Financial Guarantee Insurance Contracts*" ("SFAS No. 163"). SFAS No. 163 clarifies how FASB Statement No. 60, "*Accounting and Reporting by Insurance Enterprises*" ("SFAS No. 60"), applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts.

The accounting and disclosure requirements of SFAS No. 163 are intended to improve the comparability and quality of information provided to users of financial statements by creating consistency. Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under SFAS No. 60, "*Accounting and Reporting by Insurance Enterprises.*" That diversity results in inconsistencies in the recognition and measurement of claim liabilities because of differing views about when a loss has been incurred under FASB Statement No. 5, "*Accounting for Contingencies*" ("SFAS No. 5"). SFAS No. 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also requires disclosure about (a) the risk-management activities used by an insurance enterprise to evaluate credit deterioration in its insured financial obligations and (b) the insurance enterprise's surveillance or watch list.

SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities. Disclosures about the insurance enterprise's risk-management activities are effective the first period beginning after issuance of SFAS No. 163. Except for those disclosures, earlier application is not permitted. The management of the Company does not expect the adoption of this pronouncement to have material impact on its financial statements.

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

BALANCE SHEET

December 31, 2008

Assets	
Current	
Cash	$ 21,964
Prepaid expenses	2,070
Artist advance royalties recoupable within a year	167,742
Total current assets	191,776
Artist advances recoupable after one year	167,742
Deferred tax benefit	559,203
Total assets	$ 918,721
Liabilities	
Current	
Accrued expenses	$ 2,574
Accrued interest	64,441
Loan payable	1,364,800
Total current liabilities	1,431,815
Total liabilities	1,431,815
Stockholders' equity (deficit)	
Common stock	200
Deficit accumulated during the development stage	(513,294)
Total stockholders' equity (deficit)	(513,094)
Total liabilities and stockholders' equity	$ 918,721

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF OPERATIONS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

Revenue	$ -
Cost of Sales	
Non-recoupable production costs	38,453
Total cost of sales	38,453
Gross profit	(38,453)
Operating expenses	
General and administrative expenses	969,603
Total operating expenses	969,603
Loss from operations	(1,008,056)
Other expense	
Interest expense	64,441
Total other expense	64,441
Loss before income taxes	(1,072,497)
Income tax benefit	559,203
Net loss	$ (513,294)
(Loss) per common share	$ (2,566)

60

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CASH FLOWS

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

Cash flows from operating activities:	
Net loss	$ (513,294)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred tax benefit	(559,203)
Increase in:	
Prepaid expenses	(2,070)
Artist advance royalties	(335,484)
Increase in:	
Accrued expenses	2,574
Accrued interest	64,441
Net cash used in operating activities	(1,343,036)
Cash flows from financing activities:	
Issuance of common stock	200
Proceeds from loan payable	1,364,800
Net cash provided by financing activities	1,365,000
Net increase in cash	21,964
Cash, January 1, 2008	-
Cash, December 31, 2008	$ 21,964

STADIUM ENTERTAINMENT CORPORATION
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period January 3, 2008 (Date of Inception) to December 31, 2008

	Common Stock	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
Balance, January 1, 2008	-	-	-	-
Issuance of 200 shares of common stock on Jan. 3, 2008	200			200
Net loss			(513,294)	(513,294)
Balance, December 31, 2008	$ 200	$ -	$ (513,294)	$ (513,094)

STADIUM ENTERTAINMENT CORPORATION
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS

1. Organization

Stadium Entertainment Corporation (the "Company") was incorporated under the laws of the State of Delaware on January 3, 2008. The Company is a development stage company which was formed to produce, market and distribute prerecorded music products of established recording artists to raise funds for charitable and philanthropic organizations and generate revenues for the Company. The Company also plans to produce live events and concerts, assist artists in the development of their careers and provide distribution services for other record companies.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes

Income taxes are provided using the asset and liability method presented by FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under this method, income taxes (i.e., deferred tax assets, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current fiscal year and include the results of any differences between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between carrying amount of assets and liabilities for financial statements and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more likely than not that some portion or the entire deferred tax asset will not be realized. The financial effect of changes in tax laws is accounted for in the period of enactment.

Stadium Entertainment Corp. is a corporation for federal and state income tax reporting purposes. In light of the current year net operating loss incurred, the Company has recorded a benefit for federal and state deferred taxes in the amount of $559,203 which has been recorded as a deferred tax asset and is the total accumulated deferred tax asset as of December 31, 2008. The Company has not provided for a valuation allowance against the deferred tax asset inasmuch as it expects to utilize the entire net operating losses against future taxable income. Total net operating loss incurred since inception was $1,333,002 and will expire in 2028.

New Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. FIN 48 also prescribes guidance on measurement, classification, interest and penalties, accounting for interim periods, and disclosures. The Company has elected to defer the application of FIN 48 until fiscal years beginning after December 15, 2008. Although the Company has elected to defer disclosure under FIN 48, its policy for evaluating uncertain tax positions may not be deferred. Accordingly, the Company will assess its income tax positions and record tax benefits based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. The impact of this standard is not expected to be material to the Company's financial statements.

Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using available market information and valuation methods. Considerable judgment is required in estimating fair value. Accordingly, the estimates of fair value may not be indicative of the amounts the Company could realize in a current market exchange. As of December 31, 2008, the carrying value of accounts payable and accrued expenses approximated fair value due to the short-term nature and maturity of these instruments.

Loss per Common Share

Basic loss per common share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the periods. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no dilutive financial instruments issued or outstanding for any of the periods presented through December 31, 2008.

3. **Development Stage Activities and Going Concern**

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated revenues to cover its operating costs, and as such, has incurred an operating loss since inception. Further, as of December 31, 2008, the cash resources of the Company were insufficient to meet its current business plan. These and other factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise and since inception, has experienced recurring losses from operations and negative cash flows from operations. These conditions create an uncertainty as to the Company's ability to continue as a going concern.

4. **Artist Advances**

The Company paid advances to artists and producers with respect to future sales. The Company accounts for these advanced payments under the related guidance in Statement of Financial Accounting Standard No. 50, "Financial Reporting in the Record and Music Industry" ("FAS 50"). Under FAS 50, the Company capitalized as assets advanced payments that management believes are recoverable from future sales.

Management's decision to capitalize an advance to an artist or producer as an asset requires significant judgment as to the recoverability of those assets. The recoverability of these assets is assessed upon initial commitment of the advance based upon management's anticipated revenues from sales of future music and publishing related products. In determining whether these amounts are recoverable, management evaluates the current and past popularity of the artist, the initial or expected commercial acceptability of the product, the current and past genre of music that the product is designed to appeal to, and other relevant factors. Any portion of such advances not deemed to be recoupable from future royalties is expensed at the balance sheet date. As of December 31, 2008 the Company had $335,484 of advances on the balance sheet, of which $167,742 is considered current, as the Company anticipates recouping this amount within a period of one year or less. As of December 31, 2008 $0 of advances had been expensed.

With respect to the artist advances discussed above, $318,710 pertain to the signing of license agreements with the artists and producers and $16,774 relates to the completion and delivery of the Master.

5. **Loan payable - shareholder**

During the year ended December 31, 2008, the holder of 50% of the Company's outstanding shares loaned an aggregate of $1,364,800 to the Company under a loan agreement which provides for interest on the unpaid principal balance at a rate of ten percent (10%) per annum. All amounts payable under the loan become due on February 14, 2009. The loan is secured by all of the Company's rights, title and interest in its compilation album commemorating the Negro Baseball League Museum and any sequels thereto, including the Company's rights in the master recording included in the album, its agreement with the Negro Baseball League Museum and all contracts products and proceeds of any of the foregoing.

6. **Capital Stock**

Upon the formation of the Company, 200 shares of common stock were issued to the founding shareholders.

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA BALANCE SHEET

December 31, 2008

	Stadium Entertainment Corp.	Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Assets				
Current				
Cash	$ 21,964	$ -	$ -	$ 21,964
Prepaid expenses	2,070	-	-	2,070
Artist advance recoupable within one year	167,742	-	-	167,742
Total current assets	191,776	-	-	191,776
Artist advances recoupable after one year	167,742			167,742
Deferred tax asset	559,203	3,278	-	562,481
Total assets	$ 918,721	$ 3,278	$ -	$ 921,999
Liabilities				
Current				
Account payable & accrued expenses	2,574	3,207	-	5,781
Accrued interest	64,441	-	-	64,441
Loan payable	1,364,800	-	-	1,364,800
Total current liabilities	1,431,815	3,207	-	1,435,022
Total liabilities	1,431,815	3,207	-	1,435,022
Stockholders' equity (deficit)				
Common stock	200	25,000	75,000 **(1)** (200) **(2)**	100,000
Additional paid-in capital	-	50,000	(79,729) **(2)**	(29,729)
Deficit accumulated during the development stage	(513,294)	(4,929)	4,929 **(2)**	(513,294)
	(513,094)	70,071	-	(443,023)
Less: subscription receivable	-	(70,000)	-	(70,000)
Total stockholders' equity (deficit)	(513,094)	71	-	(513,023)
Total liabilities and stockholders' equity	$ 918,721	$ 3,278	$ -	$ 921,999

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment Corporation.

(2) To record the recapitalization of Stadium Entertainment Holding Corp. which occurred as a result of the share exchange transaction.

STADIUM ENTERTAINMENT HOLDING CORP.
(A Development Stage Company)

PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	Stadium Entertainment Corp.	Stadium Entertainment Holding, Corp.	Pro Forma Adjustments	Pro Forma
Revenue	$ -	$ -	$ -	$ -
Cost of Sales				
Non-recoupable costs	38,453	-	-	38,453
Total cost of sales	38,453	-	-	38,453
Gross profit	(38,453)	-	-	(38,453)
Operating expenses				
General and administrative expenses	969,603	200	-	969,803
Total operating expenses	969,603	200	-	969,803
Loss from operations	(1,008,056)	(200)	-	(1,008,256)
Other expense	-	-	-	-
Interest expense	64,441	-	-	64,441
Total other expense	64,441	-	-	64,441
Income tax benefit	559,203	3,278	-	562,481
Net (loss) income	$ (513,294)	$ 3,078	$ -	$ (510,216)
(Loss) per common share	$ (2,566)	$ 0		$ (0.01)
Weighted Average Shares Outstanding	200	25,000,000	75,000,000 (1)	100,000,000

Notes:

(1) To record the issuance of 75,000,000 shares of common stock by Stadium Entertainment Holding Corp. pursuant to the Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Holding Corp. and the shareholders of Stadium Entertainment Corporation.

PART III. - EXHIBITS

Exhibit Index

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (refiled herewith)
6.1	Distribution Agreement dated as of January 20, 2009 EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (refiled herewith)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (refiled herewith)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (refiled herewith)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (refiled herewith)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (refiled herewith)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (refiled herewith)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (refiled herewith)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (refiled herewith)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (refiled herewith)*

6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (refiled herewith)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (refiled herewith)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (filed herewith).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (filed herewith).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (filed herewith).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (filed herewith)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 2.

*Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

The Issuer has duly caused this Amendment No. 2 to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of New York, State of New York, on May 31, 2009

Stadium Entertainment Holding Corp.

By: ______________*______________
Name: David Berman
Title: Chief Executive Officer

This Amendment No. 1 to Offering Statement has been signed by the following persons in the capacities and on the dates indicated.



Name	Title	Date
______*______ David Berman	Chief Executive Officer and Director	May , 2009
______*______ Gary Katz	President and Director	May , 2009
Camille Barbone	Chief Operating Officer, Chief Financial Officer and Director	May 31, 2009



* By ______________________
Camille Barbone,
As Attorney in Fact

::ODMA\PCDOCS\GHCDOCS\689099\1

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation of Stadium Entertainment Holding Corp. (1)
2.2	By-laws of Stadium Entertainment Holding Corp. (1)
4.1	Form of Subscription Agreement (refiled herewith)
6.1	Distribution Agreement dated as of January 20, 2009 between EMI Global Music Services and Stadium Entertainment Corp. (1)
6.2	License Agreement dated as of March 25, 2008 between Stadium Entertainment Corp. and The Dungeon Studios, Inc. (refiled herewith)*
6.3	License Agreement dated as of May 12, 2008 between Stadium Entertainment Corp. and Hustlenomics, LLC (refiled herewith)*
6.4	License Agreement dated as of July 23, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital, LLC (refiled herewith)*
6.5	License Agreement dated as of June 30, 2008 between Stadium Entertainment Corp. and Street Show Records (refiled herewith)*
6.6	License Agreement dated as of August 18, 2008 between Stadium Entertainment Corp. and Mental Instruments Music Corp. (refiled herewith)*
6.7	License Agreement dated as of February 15, 2008, 2008 between Stadium Entertainment Corp. and KDI, Inc. (refiled herewith)*
6.8	License Agreement dated as of July 8, 2008 between Stadium Entertainment Corp. and Nappy Boy Digital LLC (refiled herewith)*
6.9	License Agreement dated as of August 19, 2008 between Stadium Entertainment Corp. and Face the Music, LLC (refiled herewith)*
6.10	License Agreement dated as of August 13, 2008, 2008 between Stadium Entertainment Corp. and Michael Pierre (refiled

	herewith)*
6.11	License Agreement dated as of January 9, 2009 between Stadium Entertainment Corp. and Doggy Style Records, Inc. (refiled herewith)*
6.12	License Agreement dated as of April 22, 2008 between Stadium Entertainment Corp. and Get It Man Entertainment, LLC (refiled herewith)*
6.13	Loan and Security Agreement dated as of February 14, 2008 between Sandstone, LLC and Stadium Entertainment Corp. (1)
6.14	Agreement dated as of September 1, 2006 between Negro Leagues Baseball Museum and Stadium Records (1)
6.15	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Frank Barbone (filed herewith).
6.16	Bridge Loan/Convertible Note dated as of February 25, 2009 issued by Stadium Entertainment Holding Corp. to Brian Gerdts and Alfred Deandrea (filed herewith).
6.17	Bridge Loan/Convertible Note dated as of February 23, 2009 issued by Stadium Entertainment Holding Corp. to Marvin Fuchs (filed herewith).
8	Share Exchange Agreement dated as of January 1, 2009 among Stadium Entertainment Corp., Sandstone Investment Partners, LLC, Stadium Entertainment Group, LLC, Camille Barbone, Gary Katz, Jerome Mas and Stadium Entertainment Holding Corp. (1)
11	Opinion of Giordano, Halleran & Ciesla, P.C. (filed herewith)

(1) Filed with the Form 1-A Offering Statement being amended by this Amendment No. 1.

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

Exhibit 4.1

SUBSCRIPTION AGREEMENT

Stadium Entertainment Holding Corp.

1. Investment:

The undersigned ("Buyer") subscribes for shares of Common Stock (the "Shares") of Stadium Entertainment Holding Corp. (the "Company") having an aggregate offering price of $__________ ($.25 per Share).

PLEASE MAKE CHECKS PAYABLE TO: STADIUM ENTERTAINMENT HOLDING CORP.

2. Investor Information:

Name (type or print): ____

SSN/EIN/Taxpayer I.D.:____

E-mail address: ____

Address: ____

Joint Name (type or print): ____

SSN/EIN/Taxpayer I.D. ____

E-mail address: ____

Address: ____

Mailing Address (if difference from above)

____
Street City/State Zip

Business Phone: ( ) _____________Home Phone: ( )____________

3. Type of ownership: (You must check one box)

☐ Individual ☐ Custodian for _______________

☐ Tenants in Common ☐ Uniform Gifts to Minors Act of the State of:___________

☐ Corporation (Inc., LLC, LP) – Please list all officers, directors partners, managers, etc:

____

☐ Joint Tenants with rights of Survivorship

☐ Partnership (Limited Partnerships use "Corporation")

☐ Trust

☐ Community Property

☐ Other (please explain)____________________________________

4. Further Representations, Warrants and Covenants. Buyer hereby represents, warrants, covenants and agrees as follows:

(a) Buyer is at least eighteen (18) years of age with an address as set forth in this Subscription Agreement.

(b) Except as set forth in the Offering Circular distributed with this Subscription Agreement and the exhibits thereto, no representations or warranties, oral or otherwise, have been made to Buyer by the Company or any other person, whether or not associated with the Company or this offering. In entering into this transaction, Buyer is not relying upon any information, other than that contained in the Prospectus and the exhibits thereto and the results of any independent investigation conducted by Buyer at Buyer's sole discretion and judgment.

(c) Buyer understands that his or her investment in the Shares is speculative and involves a high degree of risk, and is not recommended for any person who cannot afford a total loss of the investment.

(d) Buyer is under no legal disability nor is Buyer subject to any order, which would prevent or interfere with Buyer's execution, delivery and performance of this Subscription Agreement or his or her purchase of the Shares. The Shares are being purchased solely for Buyer's own account and not for the account of others and for investment purposes only, and are not being purchased with a view to or for the transfer, assignment, resale or distribution thereof, in whole or in part. Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement with respect to the transfer, assignment, resale or distribution of any of the Shares.

(e) Buyer has (i) adequate means of providing for his or her current financial needs and possible personal contingencies, and no present need for liquidity of the investment in the Shares, and (ii) a liquid net worth (that is, net worth exclusive of a primary residence, the furniture and furnishings thereof, and automobiles) which is sufficient to enable Buyer to hold the Shares indefinitely.

(f) Buyer has been furnished with the Prospectus. Buyer understands that Buyer shall be required to bear all personal expenses incurred in connection with his or her purchase of the Shares, including without limitation, any fees which may be payable to any accountants, attorneys or any other persons consulted by Buyer in connection with his or her investment in the Offering.

(g) Buyer understands that the Company may assert the representations set forth in this Agreement as a defense in any litigation which may arise in connection with this subscription.

5. Indemnification.

Buyer acknowledges an understanding of the meaning of the legal consequences of Buyer's representations and warranties contained in this Subscription Agreement and the effect of his or her signature and execution of this Agreement, and Buyer hereby agrees to indemnify and hold the Company and each of its officers and/or directors, representatives, agents or employees, harmless from and against any and all losses, damages, expenses or liabilities due to, or arising out of, a breach of any representation, warranty or agreement of or by Buyer contained in this Subscription Agreement.

6. Acceptance of Subscription.

It is understood that this subscription is not binding upon the Company until accepted by the Company, and that the Company has the right to accept or reject this subscription, in whole or in part, in its sole and complete discretion. If this subscription is rejected in whole, the Company shall promptly return to Buyer, without interest, the Payment tendered by Buyer, in which case the Company and Buyer shall have no further obligation to each other hereunder. In the event of a partial rejection of this subscription, Buyer's Payment will be returned to Buyer without interest, whereupon Buyer agrees to deliver a new payment in the amount of the purchase price for the number of Shares to be purchased hereunder following a partial rejection of this subscription.

7. Governing Law.

This Subscription Agreement shall be governed and construed in all respects in accordance with the laws of the State of New York without giving effect to any conflict of laws or choice of law rules.

IN WITNESS WHEREOF, this Subscription Agreement has been executed and delivered by the Buyer and by the Company on the respective dates set forth below.

______________________________ Signature of Buyer	Investor's Subscription
	Accepted this ____ day of ________, 2009
______________________________ Printed Name	Stadium Entertainment Holding Corp.
Date: __________________________	Accepted by: _________________________

Deliver completed subscription agreements and checks to:

Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, New York 10010

::ODMA\PCDOCS\GHCDOCS\677892\1

Exhibit 6.2

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of March 25th, 2008

Mr. Rico Wade
The Dungeon Studios, Inc.
133 Peachtree Street, Suite 4070
NE Atlanta, GA 30303

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition tentatively entitled "These Past Days" (the "Composition") and featuring the recorded performances of Sam Christian and for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Sam Christian and (Artist to be named) are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the original version of the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than April 20, 2008.

2. Ownership of Master. Dungeon Studios Inc. and Artist's record label, shall own the Master, including the sound recording copyright therein. You and we shall each [illegible] exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (through Artists and Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be a fee payable to you and it shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional fee of [redacted]* promptly after such sales level is achieved.

(b) Royalty. We shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. * Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales,

302414.1
021508

*See "Note" on first page of this exhibit.

sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) (including Label) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designee's mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contracto and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the Sta of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws c the State of New York applicable to contracts entered into and performed entirely within

the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to

the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By:

ACCEPTED AND AGREED TO:

The Dungeon Studio, Inc.

By: 



Rico Wade Sam Christian

By: 

Artist to Be Named

Feb 23 09 12:13p STADIUM ENTERTAINMENT COR 19083207157 p.5

Received at: 12:15PM, 2/23/2009

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: 

ACCEPTED AND AGREED TO:

The Dungeon Studio, Inc.

By: 



Rico Wade



Sam Christian



By: ____________________

____

Artist to Be Named

302414.1
021508

Exhibit 6.3

6.3 85

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of May 12, 2008

Hustlenomics, LLC
c/o Nova Perry, PC
1841 Broadway
Suite 713
New York, New York 10023

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Knock It Out The Park" (the "Composition") and featuring the recorded performances of Jasiel Robinson/ p/k/a "Yung Joc" ("Artist"), and produced by LaDamon Douglas, p/k/a "Fatboi" ("Producer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum.

1. Recording. The Master shall feature the vocal performances of Artist and shall be produced by Producer. Artist and Producer shall be jointly and severally responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and Producer and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. Artist and Producer shall deliver the Master to us no later than _______________, 2008.

2. Ownership.

(a) Ownership of Master. You, Producer and we shall each own an undivided ownership interest in and to the Master, including the sound recording copyright therein (but excluding the Composition) in the following percentages: 50% to us, 25% to you and 25% to Producer. However, if Artist's record label, Bad Boy Records ("Label") requires that it be the owner of the Master, then you, Producer and we agree that Label, rather than you, Producer and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

(b) Ownership of Composition. Artist and Producer hereby agree that, as between them, each owns an undivided 50% interest in the Composition.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

(including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You, Artist and Producer hereby grant to us and our designees the worldwide and perpetual right to use your, Artist's and Producer's names and Artist's and Producer's likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You, Artist and Producer also hereby grant to us the right to use the name(s) of any other producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring Artist's performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of Artist and Producer), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to Artist, Producer, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

(d) Credit. We agree that we shall accord producer credit on the packaging of the Album in substantially the following form: "Produced by Fatboi for Simone's Daddy Music/EMI April Music (ASCAP)". Such credit shall appear in the album liner notes in the same place where all other similar credits appear. Our inadvertent failure to accord such credit shall not constitute a breach hereof, provided we shall promptly correct any such failure on all copies of the Album manufactured after our receipt of written notice from you or Producer of such failure.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artist hereunder, and conditioned upon your full performance of your, Artist's and Producer's material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in

*See "Note" on first page of this exhibit.

connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Artist's record label, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. You hereby instruct us, and we hereby agree, to pay one-half (1/2) of the foregoing sum to you and the other one-half (1/2) directly to Producer on your behalf.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales level is achieved. You hereby instruct us, and we hereby agree, to pay one-half (1/2) of the foregoing sum to you and the other one-half (1/2) directly to Producer on your behalf.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. You hereby instruct us, and we hereby agree, to pay 100% of the royalties payable hereunder (after recoupment of all advances as provided herein) directly to Producer on your behalf. In connection therewith, we agree that Producer may exercise your audit rights on your behalf.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artist and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artist's record label and any other third party owning or controlling rights in the Artist's recording services. Without limiting the foregoing, you shall be solely responsible for paying, and shall pay when due, all compensation due to Producer as the producer of the Master; provided, however, by his signature below, Producer hereby acknowledges and agrees that the sums required to be paid directly to Producer pursuant to paragraph 4 above constitute his sole compensation in connection with our exploitation of the Master.

*See "Note" on first page of this exhibit.

6. Mechanical Royalties. If you, Artist and/or Producer have written, or own or control, any portion of the Composition, you, Artist and Producer shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You, Artist and Producer shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6. With respect to his interest in the Composition, by their signatures below Artist and Producer agree to grant us mechanical licenses in accordance with the foregoing.

7. Warranties and Representations. You hereby warrant and represent that (a) you have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artist are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artist shall record any of the musical compositions embodied in the Master for any third party until the date which is two (2) years after the delivery of the Master to us; and (e) you are a party to an agreement with Artist (which agreement is in full force and effect) pursuant to which you are entitled to the results and proceeds of Artist's services as a recording artist. You further warrant and represent that you and/or Artist are a party to an agreement with Producer pursuant to which you or Artist have engaged Producer to render his services as producer of the Master, and that you or Artist have acquired all necessary rights from Producer. You shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of

New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ______________________

ACCEPTED AND AGREED TO:

HUSTLENOMICS, LLC



By: ______________________

Accepted and agreed to, insofar as the foregoing applies to or affects me:



Jasiel Robinson, p/k/a "Yung Joc"



LaDamon Douglas, p/k/a "Fatboi"

305201.4
081508

Exhibit 6.4

6.4 91

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of July 23, 2008

Nappy Boy Digital, LLC
2701 West Oakland Park Blvd.
Suite 210
Fort Lauderdale, Florida 33311

Gentlemen:

Reference is hereby made to the agreement between you and us dated as of July 8, 2008 (the "Agreement"). The following, when executed by you and by us, shall constitute an amendment to the Agreement:

1. All terms used herein shall have the same meanings as when used in the Agreement, except as otherwise expressly provided for herein.

2. In connection with your marketing and promotion of your digital "single" of the Master (the "Single") and our marketing and promotion of the physical version of the Album containing the Master, you and we agree to cooperate with each other and engage in cross-marketing efforts, as follows:

(a) We shall pay you the sum of* [redacted] as a contribution to your marketing and promotion costs in connection with the Single. We shall pay you such sum promptly following the complete execution hereof.

(b) You shall spend no less than* [redacted] (inclusive of the amount we pay to you pursuant to paragraph 2(a) above) on marketing and promotion activities in the United States relating to the Single which take place between the date hereof and October 23, 2008. Your marketing and promotion activities shall include the following:

(i) The production of a promotional video (the "Video") of the Master (which production costs shall be at least* [redacted]) and the promotion of the Video to customary local, regional and national video exhibitors.

(ii) The hiring of "core" promotional teams and "indie" promoters to promote the Single to radio. You further agree that you will cooperate with our designated promotion person, Wayman Jones, in order to ensure that your promotion efforts for the Single and our promotion efforts for the Album are coordinated. We shall instruct Wayman Jones to take direction from you with respect to his services in connection with radio promotion of the Single.

(iii) Print and online advertising for the Single ("NBD Advertising"). You agree that you will spend at least* [redacted] on the NBD Advertising (exclusive of the production costs for the advertisements).

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

07270.2
72308

(c) We shall supply you with t-shirts and/or jerseys, for use in the Video, which show the title of the Album. You agree that the Video shall include a prominent display of the Album title as it appears on those t-shirts and/or jerseys. You further agree that the Video credits will include (1)a reference to the availability of the Master on the Album along with a label credit for us and (2) a mention that a portion of the proceeds from the Album will go to the Negro Leagues Baseball Museum. The actual wording of these credits shall be subject to our reasonable approval.

(d) You agree that the NBD Advertising shall include a reasonably prominent legend identifying the title of the Album and indicating that the Master is available as a digital Single and that it is available on albums exclusively on the Album. The actual wording of this legend shall be subject to our reasonable approval.

(e) In our print and online advertising for the Album which runs until the date on which we commence marketing and promoting the first single from the Album to be released by us, we agree to include a reasonably prominent legend stating that the hit single "Beam Me Up" is available digitally on Nappy Boy Digital. The actual wording of this legend shall be subject to your reasonable approval.

(f) You and we shall engage in such other cross-marketing efforts as we mutually approve.

Except as expressly provided herein, the Agreement remains in full force and effect.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By:

7/28/08

ACCEPTED AND AGREED TO:

NAPPY BOY DIGITAL, LLC



By:

DAVID ABRAM 7/24/08

307270.2
072308

Exhibit 6.5

6.594

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of June 30, 2008

Street Show Records

Ryan Press

FLY AWAY CABIT PAYNE CMB TYCE

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "~~Natural Woman~~ (the "Composition") and featuring the recorded performances of Talib Kweli ~~and Mario~~, referred to herein as "Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later July 20th, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if Performer's record label requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted], which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price. Your

*See "Note" on first page of this exhibit.

royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release o ibute any other written publicity material which mentions the Museum or to the Ameri ro Baseball League in connection with Artist's recording services or the Master, the co efor shall be subject to our prior written approval (which approval shall not be unreason held).

9. Miscellaneous. In rendering services hereunder, you shall have the status of pendent contractors and nothing contained in this agreement shall constitute you as our loyee or agent. We shall have the right to assign this agreement to any third party. Thi ement contains the entire understanding of the parties hereto relating to the subject matt of and cannot be changed except by a written instrument signed by the party to be boun failure to perform any obligation hereunder shall not be deemed a breach of this agreen ss you give us written notice of such failure and such failure is not corrected within thir days following our receipt of such notice. This agreement has been entered into the St York, and its validity, construction, interpretation and legal effect shall be governed by of the State of New York applicable to contracts entered into and performed entirely w State of New York. All claims, disputes or disagreements which may arise out of the pretation, performance or breach of this agreement shall be submitted exclusively to urisdiction of the state courts of the state of New York or the Federal District Courts loc ew York City.

Very truly yours,

STADIUM ENTERTAINMENT C



By:

EPTED AND AGREED TO:

t Show Records for Talib Kweli Green



Mar 02 09 01:36p STADIUM ENTERTAINMENT COR 19083207157 p.4

Received at: 1:36PM, 3/2/2009

Exhibit 6.6

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 18, 2008

Mental Instruments Music Corp.
c/o Andrew Krents, Esq.
1 University Place
Suite 21K
New York, New York 10003

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "I Don't Wanna" (the "Composition") and featuring the recorded performances of Brandon Hines ("Artist"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum.

1. Recording. The Master shall feature the vocal performances of Artist. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008. Notwithstanding the foregoing, you shall not be responsible for any costs incurred by us in connection with remixing the Master for inclusion in the Album, singles or other derivatives, mastering costs incurred by us, recording costs incurred by us in connection with the recording of performances of sidepersons engaged by us ("Stadium Sidepersons") or any other costs incurred by us after your delivery of the Master to us.

2. Ownership of Master. As between you and us, we acknowledge that you own the Master, including the sound recording copyright therein. We shall have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album (the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" [including the sale of individual downloads of the Master so long as such sale is made by the particular service from the track listing of the Album] and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the limited right to include excerpts of the Master solely and directly in connection with advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the primary and

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

direct purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers (other than Stadium Sidepersons) on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. We shall only use likenesses of Artist that are supplied to us by you or Artist or are otherwise approved by you or Artist.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraph 3(a) above are hereby reserved by you; provided, however, you shall not release, or authorize the release of the Master on any album or single prior to the date which is one (1) year following the earlier to occur of January 1, 2009 or the date of the initial commercial release in the United States of the Album; provided further, that the foregoing "holdback" shall not apply to your inclusion of the Master on the first album featuring Artist, which may be released at any time in your sole discretion. For clarification, you shall not have the right to use any version of the Master embodying the performances of a Stadium Sideperson without our written consent; provided, however, you may use one (1) version embodying a Stadium Sideperson provided you shall first secure the Stadium Sideperson's written consent as well as any necessary consents of such Stadium Sideperson's record label and any producer(s), mixer(s) or other persons rendering services to us or granting rights to us in or to such version.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artist hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below (i.e., excluding mechanical royalties). Such sum shall be inclusive of any and all recording costs (except those for which we are responsible in accordance with paragraph 1 above) and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum promptly following the later to occur of (A) complete execution of this Agreement and a mechanical license in agreed-upon form for the Composition; and (B) your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales

*See "Note" on first page of this exhibit.

level is achieved.

(iii) You direct us, and we agree, to pay one-half (1/2) of the Advance described in the foregoing paragraphs 4 (a) (i) and (ii) on your behalf directly to Artist. Payment to the Artist shall be sent to him c/o William E. Lewis, Esq., 271 Madison Avenue, 20th floor, New York, New York 10010

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. The relevant provisions of the Museum Agreement are annexed hereto as Exhibit A.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artist and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artist's record label and any other third party owning or controlling rights in the Artist's recording services.

6. Mechanical Royalties. If you Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artist each hereby warrant and represent that (a) you and the Artist have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artist are subject to any

*See "Note" on first page of this exhibit.

agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) the Artist shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto (except as expressly provided above); and (e) you are a party to a binding written agreement with the Artist, pursuant to which you have the right to the recording services of the Artist and have acquired from the Artist all rights in and to the Master and the performances contained thereon. You and Artist shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees actually incurred by us) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you or Artist herein.

8. Press Releases, Publicity. If you or Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Credit. We shall accord Artist an appropriate credit in the liner notes of the Album and wherever else the other artists whose performances are featured on the Album are credited. We shall accord the producer of the Master a credit in the liner notes of the Album in substantially the following form: "Produced by Mental Instruments"; provided, our inadevertent failure to comply with this credit shall not constitute a breach hereof, although we shall cure any such failure on all copies of the Album manufactured after our receipt of your written notice of such failure.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within
the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in

New York City. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by email shall be sufficient to make execution of this Agreement binding, with original signature pages to be delivered thereafter.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ____________________

ACCEPTED AND AGREED TO:

MENTAL INSTRUMENTS MUSIC CORP.



By: ____________________

____

Brandon Hines

Exhibit 6.7

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of February 15, 2008

KDI, Inc.
5601 NW Seventh Avenue
Miami, Florida 33127

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition tentatively entitled "Make Your Way to the Dance Floor" (the "Composition") and featuring the recorded performances of Zaneta Bailey, professionally known as "Ziggy Nina" ("Ziggy Nina"), and Howard Bailey, professionally known as "Chingy" ("Chingy") for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Ziggy Nina and Chingy are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the original version of the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than March 31, 2008.

2. Ownership of Master. Artist's record label, Slot-A lot Records ("Label") shall own the Master, including the sound recording copyright therein. You and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. We shall also have the right to accord "Rain" an appropriate credit.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (through Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted], which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales level is achieved.

(b) Royalty. We shall pay you a royalty in respect of net sales through normal* retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum

*See "Note" on first page of this exhibit.

(the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) (including Label) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy

to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within

the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to

the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By:________________

ACCEPTED AND AGREED TO:

KDI, INC.



By:________________

Exhibit 6.8

6.8 110

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of July 8, 2008

Nappy Boy Digital, LLC
2701 West Oakland Park Blvd.
Suite 210
Fort Lauderdale, Florida 33311

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Beam Me Up" (the "Composition") and featuring the recorded performances of Artavious Smith, professionally known as "Tay Dizm" ("Performer"), Faheem Rashad Najm, professionally known as "T-Pain" ("T-P") and Rick Ross ("Ross) (T-P and Ross being individually and collectively referred to herein as "Guest Performers"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performers are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of the Artists. You warrant and represent that you have paid all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than _______________, 2008.

2. Ownership of Master. You warrant and represent that you own all right, title and interest in and to the Master (including the sound recording copyright therein), free and clear of any claims, liens or encumbrances.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the non-exclusive right and license to include the Master in the Album and to manufacture, distribute and sell the Album in any and all so-called "physical" audio media and formats, whether now known or unknown, throughout the world and in perpetuity, or to refrain therefrom. (For clarification, we shall not have the right to include the Master in the Album as sold via so-called "digital downloads".) We shall also have the right to include excerpts of the Master in advertising and promotions for the Album, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Album, from our website and/or the website of the Museum and of our designated record distributor. We shall not have the right to release the Master on any so-called "single" records or make any other uses of the Master.

305938.4
070808

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Album and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Website Links. Prior to the commencement of our marketing efforts in connection with the Album, if we include the Master on the Album, we shall create a hyperlink to your principal website and you shall create a hyperlink to our principal website. Such hyperlinks shall be maintained throughout the period in which we are actively engaged in marketing the Album.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit

*See "Note" on first page of this exhibit.

112

our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

(e) Most Favored Nations. We represent that, as of the date hereof, we have not agreed to pay to any person or entity granting us rights in a master recording that is included on the Album, and, with respect solely to "similarly situation persons" (as defined in the last sentence of this paragraph 4(c)) we have not and will not hereafter grant to such a person (i) a larger advance than that payable to you hereunder, (ii) a royalty at a greater percentage rate than that payable to you hereunder, or (iii) a royalty calculated on terms more favorable to such person than the terms applicable to you hereunder. If we are in violation of the preceding sentence, then your sole remedy shall be that you shall be entitled to such greater advance, such greater royalty rate and/or such more favorable royalty calculation terms (as applicable), effective from inception. As used herein, a similarly situation person shall mean any person or entity granting to us rights in a master recording included on the Album, which person or entity is only granting to us the right to sell such Album as a physical record (and is not granting to us the right to sell the Album through digital transmission means).

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master is original and does not infringe upon the rights of any third party; (d) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (e) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any third party claim, liability, damage, cost and expense (including reasonable outside legal fees) in connection with any such third party claim which is inconsistent with any warranty, representation or covenant made by you herein.

Mar 02 09 01:36p STADIUM ENTERTAINMENT COR 19083207157 p.3

Received at: 1:36PM, 3/2/2009

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York County.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By:

ACCEPTED AND AGREED TO:

NAPPY BOY DIGITAL, LLC



By:

Exhibit 6.9

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 19, 2008

Face The Music, LLC
c/o Donald M. Woodard, Esq.
Locke, Lord Bissell & Liddell, LLP
The Proscenium, Suite 1900
1170 Peachtree Street, N.E.
Atlanta, GA

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition to be designated by you, subject to our reasonable approval (the "Composition") and featuring the recorded performances of Mikkel Nance, professionally known as "Mikkey Halsted" ("Performer") and Evan Roberts, professionally known as "_Klass " ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 20th, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if Face The Music, LLC requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted], which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an

30499.1
050808

*See "Note" on first page of this exhibit.

additional recoupable advance of* [redacted] promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and

30495.1
050808

*See "Note" on first page of this exhibit.

Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ________________

ACCEPTED AND AGREED TO:

Face The Music, LLC



By: ________________

Mikkel Nance, p/k/a "Mikkey Halsted"

Evan Roberts, p/k/a "Klass"

30499.1
050808

Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ______________________

ACCEPTED AND AGREED TO:

Face The Music, LLC

By: ______________________





Mikkel Nance, p/k/a "Mikkey Halsted"

Evan Roberts, p/k/a "Klass"

30499.1
050808

Exhibit 6.10

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of August 13, 2008

Mr. Michael Pierre
1145 Irving Avenue, Apt 16
Glendale, CA 91201

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition to be designated by you, subject to our reasonable approval (the "Composition") and featuring the recorded performances of Michael Pierre professionally known as "Porta Prince" ("Performer") and ____________________, professionally known as "Ray J" ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008.

2. Ownership of Master. As between you and us, we acknowledge that you own all interests in the Master (including the sound recording copyright therein), subject to the license granted to us herein. You (or your record label ("Label")) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the right and license to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' names and Artists' likenesses on and in

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album, or license the Master for use on one (1) audio record album, featuring either or both of Artists' performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Performer's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. **You hereby instruct us to pay the foregoing advance on your behalf to "Ronald M. Lebow Attorney Client Trust Account", c/o Law Offices of Ronald M. Lebow, 12400 Wilshire Boulevard, Suite 400, Los Angeles, California 90025-1023.** Such payment shall be made by wire transfer in accordance with wire transfer instructions furnished to us by Mr. Lebow.

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of* [redacted] promptly after such sales level is achieved.

*See "Note" on first page of this exhibit.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your best efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor the Artists shall record any of the musical compositions embodied in the Master for any third party until the date which is three (3) years after the delivery of the Master to us; (e) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in

*See "Note" on first page of this exhibit.

connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Credit. We shall accord Artist and Oneal Pierre, as the producer of the Master, appropriate credit on the packaging for all Records embodying the Master released by us in the United States, and we shall instruct all of our licensees to likewise accord such credits on all Records released by such licensees in the United States or elsewhere. Our inadvertent failure to comply with the foregoing shall not constitute a breach hereof; provided, however, we shall immediately take steps to correct any such failure on all copies manufactured following our receipt of your written notice of such failure.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ____________________

ACCEPTED AND AGREED TO:

By: Michael Pierre



p/k/a Porta Prince

____

p/k/a "Ray J"

Exhibit 6.11

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of January 9, 2009

Doggy Style Records, Inc.
c/o Plummer Law Group, PC
14724 Ventura Boulevard
Penthouse Suite
Sherman Oaks, California 91403

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled "Tha Bigg League" (the "Composition") and featuring the recorded performances of Quantee Randle (p/k/a "D Dimes") and Donte Ballard (p/k/a/ "Mac Lucci"), collectively professionally known as "The Hustle Boys" ("Performer") and Calvin Broadus, professionally known as "Snoop Dogg" ("Guest Performer"), for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum. (Performer and Guest Performer are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us immediately following execution hereof and in sufficient time to enable us to meet our scheduled release date. (At your request, we shall advise you as to the date by which we must have delivery of the Master in order to meet our release date.) You warrant and represent that: (a) the lyrics of the Master shall be suitable for inclusion on an album commemorating the Museum and, without limiting the foregoing, shall not contain profanity or be derogatory of the Museum, the Negro Baseball League or any players in the Negro Baseball League; and (b) the technical quality of the Master shall be consistent with the technical quality of the majority of recordings released by major record labels in the United States as of the date hereof.

2. Ownership of Master. As between you and us, you own all right, title and interest in and to the Master, including the sound recording copyright therein.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. You hereby grant to us and our designees the non-exclusive right and license to include the Master in the Album and in singles (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor. Any use by us of an excerpt of the Master (including, without limitation, in ringtones, mastertones and digital streams) shall not embody solely Guest Performer's vocal performances.

(ii) Name and Likeness.

(A) You hereby grant to us and our designees the worldwide and perpetual right to use your and Artists' professional names and (subject to paragraph 3(a)(ii)(B) below) Artists' likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof.

(B) Any photographs or other likenesses of the Artists which we intend to use shall be subject to your prior approval (which approval shall not be unreasonably withheld). Any photographs or likenesses of the Artists which you furnish to us shall be deemed approved by you. Provided you shall furnish us with at least one (1) photograph of the Artists, we shall only use those photographs. Our use of likenesses of the Artists shall be limited to the foregoing: (I) inclusion of a so-called "mini" of each Artist (or of the Artists together), along with "minis" of all other Artists featured on the Album, on the front cover of the slipcase in which the physical copies of the Album are sold; (II) inclusion of a photograph of the Artists on the front cover of physical copies of any single record (provided such physical copies are only distributed as promotional copies) and the inclusion of a "mini" of the Artists on digital services in connection with the sale of digital copies of the single; (III) inclusion of a photograph of the Artists in advertisements for the single; and (IV) inclusion of a "mini" of each Artist (or of the Artists together), along with "minis" of all other Artists featured on the Album, in advertisements for the Album. Any other use of photographs or likenesses of the Artists shall be subject to your prior approval. The minis of the Artist used by us pursuant to clauses (I) and/or (IV) above shall be the same size and prominence as the minis of each other artist featured on the Album.

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. All rights not specifically granted to us are hereby reserved by you; provided, however, you shall not release, or authorize the release of another record containing the Master prior to the earlier of (i) the date of the initial commercial release in the United States of the Album; and (ii) June 30, 2009. For clarification, you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for all uses by you (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

4. Compensation. In full consideration for the services rendered and the rights granted by you and Artists hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

128

(a) Advance. If the Master is included on the Album, the sum of* [redacted] which sum shall be an advance recoupable from royalties payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the complete execution of this Agreement and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master. Promptly following our receipt of executed copies of the final agreed-upon version of this Agreement from you, we shall counter-sign same and return fully-executed copies to you.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price. Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. Annexed hereto as Exhibit A is a true and accurate copy of the relevant royalty calculation provisions of the Museum Agreement.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments (excluding mechanical royalties) required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the Artists and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from the Artists' record label(s) and any other third party owning or controlling rights in the Artists' recording services. You hereby represent to us that no third party licenses, consents or permissions (other than mechanical licenses) are or shall be required in connection with our exploitation of the Master or rights as provided herein.

6. Mechanical Royalties. If you or either Artist have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your reasonable efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6. For clarification, you shall not be responsible for any portion of any so-called mechanical royalty per-record "cap" to which we, the Museum or any artist may be subject.

*See "Note" on first page of this exhibit.

CWB

7. Warranties and Representations. You and the Artists each hereby warrant and represent that (a) you and the Artists have the full right, power and authority to enter into and fully perform this agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor the Artists are subject to any agreement which restricts or otherwise interferes with your or their right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) the Artists shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (e) you are a party to binding written agreements with the Artists, pursuant to which you have the right to the recording services of the Artists and have acquired from the Artists all rights in and to the Master and the performances contained thereon. You and Artists, on the one hand, and we, on the other hand, shall indemnify and hold each other, and our and your respective licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you or us (as applicable) herein; provided, such claim has been reduced to a final judgment or has been settled with the indemnifying party's written consent (which consent shall not be unreasonably withheld). The indemnified party shall give prompt notice to the indemnifying party of any claim as to which the foregoing indemnification applies, and the indemnifying party shall have the right to retain its own counsel at its own expense; provided, however, the indemnified party shall at all times have the right to control the defense of such claim. With respect to any claim as to which you are obligated to indemnify us, we shall have the right to withhold monies payable to you hereunder pending the resolution of such claim in an amount reasonably related to our reasonable potential liability therefor; provided, you shall have the right to post a bond in an amount equal to the potential liability from a bonding company reasonable approved by us and in a form reasonably approved by us, in which event we shall cease to withhold sums due you in connection with such claim. If a lawsuit has not been commenced and the claimant is not actively pursuing such claim as of the date one (1) year following the date the claim was initially made, we shall cease to withhold sums in respect of such claim, provided, if a lawsuit is subsequently commenced, we shall have the right to commence withholding again.

8. Press Releases, Publicity. If you or either Artist desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with Artist's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld). If we issue a press release or distribute any written publicity materials which mention the Artists, the copy therefor, as it pertains to the Artists, shall be subject to your prior written approval; provided, however, we shall not be required to obtain your approval of any such releases or materials in which the reference to Artists is merely an accurate statement that their performances are included on the Album.

9. Credit. Provided you timely furnish us with the necessary information, we shall accord appropriate credit for the Master and the Artists in the liner notes of the Album, in a form and style consistent with the credits for the other master recordings and the other artists embodied on the Album.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party in conjunction with a sale or assignment of the Album and all or substantially all of our rights in connection therewith; provided, however, we shall remain secondarily liable to you hereunder.

This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the laws of the State of New York applicable to contracts entered into and performed entirely within
the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.



By: ______________________

ACCEPTED AND AGREED TO:

DOGGY STYLE RECORDS, INC.



By: ______________________

____



____
Calvin Broadus, p/k/a "   "

____

____

EXHIBIT A

Label shall pay to NLBM a royalty as follows:

1. ROYALTY RATES

1.01 (a) Label will pay NLBM a royalty, in respect of records hereunder computed at the applicable basic rate (the "Basic U.S. Rate") set forth below, of one hundred percent (100%) of the applicable Royalty Base Price in respect of Net Sales of records solely embodying Masters by Label or Label's licensees through Normal Retail Channels in the United States ("USNRC Net Sales"):

Albums	Singles	Other Records
[ ]%	[25% of Album rate]	[37.5% of Album rate]

(b) The royalty rate on Net Sales of records by Label or Label's licensees through Normal Retail Channels outside of the United States shall be computed at the applicable percentage of the Basic U.S. Rate as follows:

Territory	% of Basic U.S. Rate
Canada, U.K.	75%
Germany, Italy, France, Japan, Benelux, Australia	66.6%
Rest of World	50%

The royalty rates set forth in this paragraph 1.01 are sometimes referred to herein as the "basic royalty rate(s)".

1.02 If USNRC Net Sales of the Album exceed 500,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 500,000 units (but not in excess of 1,000,000 units) shall instead be [_____(__%)] percent. If USNRC Net Sales of the Album exceed 1,000,000 units, then the royalty rate in respect of that Album for all such USNRC Net Sales in excess of 1,000,000 units shall instead be [_______ (__%)] percent.

1.03 The royalty rate on records sold through direct mail or through mail order operations (including, without limitation so-called "record clubs") shall be one-half (1/2) of the otherwise applicable royalty rate if manufactured and sold by Label, and an amount equal to one-half (1/2) of the Net Royalty from the sale of those records if manufactured and sold by Label's licensees.

1.04 The royalty rate for any record as described in clause (a), (b), or (c) of this sentence will be one-half (1/2) of the basic royalty rate that would apply if the record concerned were sold through Normal Retail Channels: (a) any catalog record sold by Label's special products operations or those of the distributor of the records concerned (herein collectively "SPO's") to educational institutions or libraries, or to other SPO clients for their promotion or sales incentive purposes (but not for sale to the general public through Normal Retail Channels); (b) any record sold by Label or Label's principal licensee in the country concerned in conjunction with a television and/or radio advertising campaign, during the calendar semi-annual period in which that campaign begins and the next two (2) such periods; and (c) any so-called "premium" records. Notwithstanding the foregoing, the amount of the royalty reduction permitted pursuant to the terms of clause (b) above in connection with any particular television and/or radio campaign shall not exceed fifty (50%) percent of Label's and/or its licensee's expenditures with respect to the television and/or radio advertising campaign concerned. The royalty on any record described in clause (c) will be computed on the basis of the SPO's actual sales price less all taxes and Container Charges. In respect of the license by Label to others for their distribution of records in the United States, Label will pay NLBM ten (10%) percent of Label's net receipts from Label's licensee. ("Net receipts", in the preceding sentence, means receipts as computed after deduction of all copyright, AFM and other applicable third party payments.)

1.05 (a) (i) The royalty rate on any Budget Record will be one-half (1/2) of the applicable basic royalty rate. The royalty rate on any Mid-Price Record and any Record sold for distribution through military exchange channels will be seventy-five (75%) percent of the applicable basic royalty rate.

(ii) The royalty rate on a Multiple Album will be one-half (1/2) of the applicable basic Album royalty rate, if the Royalty Base Price of that Album is the same as the Royalty Base Price applicable to the top-line single-disc Albums marketed by Label or its licensee in the territory where the Album is sold at the beginning of the royalty accounting period concerned. If a different Royalty Base Price applies to a Multiple Album, the royalty rate prescribed in the preceding sentence will be adjusted in proportion to the variance in the Royalty Base Price (but will not be more than the applicable Album royalty rate prescribed in paragraph 1.01). That adjustment of the royalty rate will be made by using the following formula:

(X divided by Y) multiplied by Z = adjusted royalty rate (subject to the parenthetical in the second sentence of this subparagraph).

("X" represents the Royalty Base Price for the Multiple Album concerned; "Y" represents the Royalty Base Price for such top-line single-disc Records in the Multiple Album multiplied by the number of disc Records in the Multiple Album concerned; and "Z" equals the otherwise applicable basic royalty rate.)

(b) The royalty rate on any compact disc record will be one hundred (100%) percent of the rate which would otherwise be applicable under this Agreement.

(c) The royalty rate on any New Media Record will be seventy-five (75%) percent of the rate which would otherwise be applicable hereunder.

(d) (i) If Label sells or licenses to any third party the right to sell Permanent Downloads of Masters hereunder, the royalty rate will be the otherwise applicable Album basic royalty rate prescribed in paragraph 1.01. Sales of Albums (but not of individual Masters) in the United States by way of Permanent Download shall be treated as USNRC Net Sales for the purposes of paragraph 1.02 above, provided that the sales price concerned falls within a top-line sale price category applicable to such method of sale.

1.06 Except as otherwise specifically set forth herein, on Masters licensed by Label on a flat-fee or a royalty basis for the sale of records, the royalty rate shall be an amount equal to fifty (50%) percent of the Net Flat Fee or Net Royalty, as applicable, from such exploitation of the Masters.

1.07 Notwithstanding anything to the contrary contained herein:

(a) If records are sold to distributors or others for less than Label's highest posted wholesale price, or at a discount therefrom, but for more than fifty (50%) percent of such wholesale price, then, for purposes of this paragraph, a percentage of such records shall be deemed non-royalty bearing records, which percentage shall be an amount equal to the percentage of such lesser amount or the applicable discount.

(b) Royalties shall only be payable hereunder on the Album and any other records embodying solely Masters. Without limiting the generality of the foregoing, NLBM shall not be entitled to any royalty in respect of (i) sales of records which embody Masters along with other master recordings or (ii) non-record uses of the Masters. No royalty shall be payable to NLBM in respect of any records sold by the particular recording artist or his or her record label (as opposed to sales by Label). NLBM acknowledges that, in connection with the negotiation of agreements for recording artists and/or their record labels to record or license Masters for use on the Album, Label may permit such recording artists and/or their record labels to make certain uses of the Masters, and NLBM shall not be entitled to any royalty in respect of such uses.

1.08 No royalties shall be due or payable hereunder unless and until all Production Costs have been recouped at the "combined artist/NLBM " royalty rate. Following such recoupment, royalties shall be payable to NLBM on a prospective basis only. As used herein, the "combined artist/NLBM royalty rate shall mean the royalty rate payable to NLBM hereunder plus the "net" artist royalty rate (i.e., the aggregate royalty rate payable to all artists and their record labels in respect of the Album exclusive of any royalties payable to producers or other third parties). Solely for purposes of this paragraph 1.08, the "net" artist royalty rate shall not be less than an aggregate rate of eight (8%) percent.

2. ROYALTY PAYMENTS AND ACCOUNTINGS.

2.01 Label shall send to NLBM statements for royalties payable hereunder on or before October 1st for the semi-annual period ending the preceding June 30th and on or before April 1st for the semi-annual period ending the preceding December 31st, together with payment of royalties, if any, earned by NLBM hereunder during the semi-annual period for which the statement is rendered, less all Advances and other charges under this Agreement. Notwithstanding the foregoing, Label shall additionally render an informal, "interim" estimated accounting within 90 days following the end of each of the first two full "off cycle" calendar quarters (i.e., those calendar quarters ending March 31st and September 30th) following the date of the initial release in the United States of each Album hereunder and shall pay the royalties estimated to be payable. Label shall have the right to retain, as a reserve against charges, credits, or returns, such portion of payable royalties as shall be reasonable in Label's best business judgment. With respect to Albums sold hereunder, Label's reserve shall not exceed twenty-five (25%) percent of the number of such Records shipped. Reserves shall be liquidated ratably over the four full semi-annual accounting period following the period in which such reserve was initially established. Records returned will be apportioned between royalty-free Records and Records on which royalties are payable in the same proportion as such Records were shipped to customers. NLBM shall reimburse Label on demand for any overpayments, and Label may also deduct the amount thereof from any monies payable to NLBM hereunder or under any other agreement between NLBM and Label or Label's affiliates. Royalties paid by Label on Records subsequently returned shall be deemed overpayments.

2.02 No royalties shall be payable to NLBM on sales of Records by any of Label's licensees or distributors until payment on those sales has been received by Label in the United States. Sales by a licensee or distributor shall be deemed to have occurred in the semi-annual accounting period during which that licensee or distributor shall have rendered to Label accounting statements and payments for those sales. Label shall use its best efforts to be paid for sales subject hereto in U.S. currency in the United States.

2.03 (a) Royalties on Phonograph Record sales outside of the United States shall be computed in the national currency in which Label's licensees pay to Label, shall be credited to NLBM's royalty account hereunder at the same rate of exchange at which Label's licensees pay to Label, and shall be proportionately subject to any withholding or comparable taxes which may be imposed upon Label's receipts.

(b) If Label shall not receive payment in United States dollars in the United States for any sales of Records outside of the United States, royalties on those sales shall not be credited to NLBMr royalty account hereunder.

2.04 Label will maintain books and records which report the sales of Records, on which royalties are payable to NLBM. NLBM may, but not more than once a year, at NLBM's own expense, examine those books and records, as provided in this paragraph 2.04 only. NLBM may make those examinations only for the purpose of verifying the accuracy of the statements sent to NLBM under paragraph 2.01. NLBM may make such an examination for a particular statement only once, and only within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. NLBM may make such an examination only during Label's usual business hours, and at the place where Label keeps the books and records to be examined. If NLBM wishes to make an examination NLBM will be required to notify Label at least thirty (30) days before the date when NLBM plans to begin it. NLBM will not be entitled to examine any manufacturing records or any other records that do not specifically report sales or other distributions of Phonograph Records on which royalties are payable to NLBM. NLBM may appoint a certified public accountant to make such an examination for NLBM, but not if (s)he or his/her firm has begun an examination of Label's books and records for any Person except NLBM unless the examination has been concluded and any applicable audit issues have been resolved. Such certified public accountant will act only under a Letter of Confidentiality which provides that any information derived from such audit or examination will not be knowingly released, divulged or published to any person, firm or corporation, other than to NLBM or to a judicial or administrative body in connection with any proceeding relating to this Agreement.

2.05 If NLBM has any objections to a royalty statement, NLBM will give Label specific notice of that objection and NLBM's reasons for it within two (2) years after the date when Label is required to send NLBM that statement under paragraph 2.01. Each royalty statement will become conclusively binding on NLBM at the end of that two (2) year period, and NLBM will no longer have any right to make any other objections to it. NLBM will not have the right to sue Label in connection with any royalty accounting, or to sue Label for royalties on Records sold during the period a royalty accounting covers, unless NLBM commences the suit within that two (2) year period. If NLBM commences suit on any controversy or claim concerning royalty accountings rendered to NLBM under this Agreement in a court of competent jurisdiction, the scope of the proceeding will be limited to determination of the amount of the royalties due for the accounting periods concerned, and the court will have no authority to consider any other issues or award any relief except recovery of any royalties found owing.

2.06 Label shall have the right to deduct from any amounts payable to NLBM hereunder that portion thereof as is required to be deducted under any statute, regulation, treaty or other law, or under any union or guild agreement, and NLBM shall promptly execute and deliver to Label any forms or other documents as may be required in connection therewith. All payments herein are contingent upon Label receiving properly completed W-9 and/or 1001 IRS tax forms, as applicable.

3. <u>DEFINITIONS</u>

3.01 The term "Container Charge" shall mean the applicable percentage, specified as follows, of the Gross Royalty Base applicable to the particular Record concerned: fifteen (15%) percent for all Records in traditional disc form; twenty (20%) percent thereof for all Records in tape form, such as reel-to-reel tapes, cartridges, cassettes and for all other recorded devices; but twenty-five (25%) percent for compact disc Records and all New Media Records.

3.02 The term "Master" and "Masters" shall mean audio master recordings which are actually included on the Album or which are otherwise recorded by Label for inclusion on the Album.

3.03 (a) The term "Mid-Priced Record" shall mean a Record which bears a Gross Royalty Base at least twenty (20%) percent lower, but not more than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top-line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

(b) The term "Budget Record" shall mean a Record which bears a Gross Royalty Base greater than thirty-five (35%) percent lower than the Gross Royalty Base applicable to Label's then-current highest prevailing "top line" record of comparable repertoire and in the same configuration (e.g., Album, Multiple Record Set, Long Play Single, tape cassette, compact disc, etc.) released by Label or Label's licensees in the territory concerned.

3.04 The term "Net Royalty" or "Net Flat Fee" shall mean the gross royalty or gross flat fee received by Label in the United States from a Person from the exploitation by that Person of rights in Masters, less all costs paid or incurred by Label in connection with the exploitation of those rights and the collection of those monies, and less all royalties or other sums payable by Label to any person or party in connection with the exploitation of those rights, except for royalties or other sums payable to artists or producers of those Masters, which shall be borne solely by Label.

3.05 The term "Net Sales" shall mean gross sales to wholesale and retail customers, less returns, credits and reserves against anticipated returns and credits. Net Sales shall specifically exclude: Records furnished as free or bonus Records to members, applicants, or other participants in any record club or other direct mail distribution method or any other Record for which that record club or other direct mail operation is not paid; "picture discs", colored or transparent vinyl Records, or other non-standard Records; Records distributed for promotional purposes to radio stations, television stations or networks, record reviewers, or other customary recipients of promotional Records; Records distributed to Label's employees; "promotional sampler" Records licensed or distributed for airlines background use or use on other transportation carriers; other so-called "sampler" Records licensed or distributed by us; Records sold as scrap-deletions, overstocks, or "cut-outs"; Records intended for free distribution as "samplers" to automobile or audio equipment purchasers; Records (whether or not intended for resale) distributed as "Free Goods" (as defined below); or Records sold at less than fifty percent (50%) of their regular wholesale price, whether to distributors, sub-distributors, dealers or others, and whether or not the recipients thereof are affiliated with us. As used herein, "Free Goods" means free or bonus Records given away pursuant to sales plans; to the extent that Records hereunder are sold subject to any such sales plans that entail a selling price for such Records reduced by a percentage discount from Label's or Label's Licensee's price (i.e., before the application of the discount contemplated by any such sales plan) the number of such Records deemed to be Net Sales shall be determined by reducing the number of Records actually sold by the percentage of discount granted applicable to such sale. Subject to additional short-term special programs, distributions of Records on a "free goods" basis shall be deemed to be as follows: (i) with respect to Albums, fifteen (15%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis; and (ii) with respect to Singles and other Records, twenty-three (23%) percent of such Records are deemed distributed on a "no-charge" or "free goods" basis. (The calculation of Records deemed distributed on a "no-charge" or "free goods" basis pursuant to the foregoing clauses (i) and (ii) shall be deemed applicable, and such Records shall not be royalty-bearing, regardless of whether or not any such Records are in fact invoiced to customers on a "no-charge", "free" or "free goods" basis.)

3.06 The term "Permanent Download" shall mean a digital transmission of a download of a Master to a local storage device (e.g., the hard drive of the user's computer or a portable device) which is not subject to time or use limitations and is permanently available for listening an unlimited number of times (unless deleted by the user). All references in this Agreement to the "distribution" of Records, unless expressly provided otherwise, shall be understood to include the distribution of records as Permanent Downloads.

3.07 The term "Production Costs" shall mean all recording costs (as such term is generally understood in the U.S. recording industry) incurred in connection with the making of the Album and the Masters (including, without limitation, fees paid to producers, engineers and musicians, studio rental time, tape costs, and travel expenses for personnel), all advances, fees and other payments to recording artists, their record labels and other persons or parties whose consent or permission is required for artists to perform and grant rights, sample clearance costs, and all other costs (including out-of-pocket legal fees) incurred in connection with the making or licensing of Masters or in connection with the acquisition or rights necessary to make and release the Album and other records derived therefrom.

3.08 The terms "Record" and "record" shall mean all forms of reproductions now or hereafter known, manufactured or distributed primarily for home or personal use, institutional use (e.g., library or school), jukebox use, or use in means of transportation (including, without limitation, video games and any software media or transmission of such reproductions via telephone, cable, satellite or other transmissions to consumers directly into the home).

3.09 The term "through Normal Retail Channels" shall refer to sales of Phonograph Records hereunder other than as described in paragraphs 1.03, 1.04, 1.05 (other than subsection (b) thereof), 1.06 and 1.07(a) above.

3.10 The term "New Media Records" shall mean Records in any software medium (including, without limitation, "digital audio tape", "digital compact cassette" and "Mini-Disc" and transmission directly into the home) in which recorded music is not in general commercial distribution in the United States as of January 1, 2005. New Media Records shall not include Permanent Downloads.

3.11 The term "Royalty Base Price" shall mean the amount specified below ("Gross Royalty Base") applicable to the Records concerned, less all excise, purchase, value added, or similar taxes (included in the Royalty Base Price) and less the applicable Container Charge:

(a) With respect to Records sold for distribution in the United States, the "Gross Royalty Base" shall be the suggested retail list price ("SRLP") for such Record; or if there is no SRLP, the lowest wholesale price payable by the largest category of Label's (or its distributor's) customers in the normal course of business with respect to such Records sold for distribution during the applicable semi-annual accounting period, multiplied by an "up-lift" of one hundred thirty (130%) percent.

(b) With respect to Records sold for distribution outside of the United States, the "Gross Royalty Base" shall be the same royalty base price on which Label is accounted to by its licensee in the country concerned provided that Label is accounted to based on the SRLP of such Records in the country concerned, or a substitute for an actual or hypothetical retail price ("Retail-Related Price"). If Label is accounted to based on a royalty base price other than a Retail-Related Price, the "Gross Royalty Base" for such Records shall be the published price to dealers ("ppd") in the country concerned for such Records, multiplied by an "up-lift" of one hundred twenty-six (126%) percent.

(c) For Masters or Records sold by us or licensed by us for distribution as Permanent Downloads, and for Records sold by us directly to a consumer through direct response, the Royalty Base Price, at our sole election, will be either: (i) the amount received by us in the United States for and directly and specifically attributable, identifiable, and allocable to the master or Phonograph Record concerned less all third party agency, commission or similar fees, or (ii) the Royalty Base Price for such Phonograph Records otherwise applicable under this paragraph 3.11.

139

Exhibit 6.12

STADIUM ENTERTAINMENT CORP.
206 Bryans Road
Hampton, New Jersey 08827

Dated as of April 22, 2008

Get It Man Entertainment, LLC
c/o Elena M. Occhipinti, Esq.
Occhipinti Law Group
264 South La Cienega
Suite 1400
Beverly Hills, California 90211

Gentlemen:

The following, when executed by you and by us, shall constitute our agreement with respect to the recording (the "Master") of the composition entitled " " (the "Composition") and featuring the recorded performances of Leonard Harris, professionally known as "GLC" ("GLC"), and Kanye West ("West") for inclusion by us and our designees on an audio record album (the "Album") featuring various recording artists and commemorating the Negro League Baseball Museum ("Museum"). You acknowledge that a portion of our proceeds from the sale of the Album will be paid to the Museum in the form of an "override" royalty. (GLC and West are sometimes referred to herein as the "Artist" or the "Artists".)

1. Recording. The Master shall feature the vocal performances of both of the Artists. You shall be responsible for paying all recording costs in connection with the Master (including, without limitation, studio rental fees, payments to the Artist and to all musicians and vocalists, producer fees and advances, and payments to engineers and mixers). The Master shall be technically satisfactory for the production of records. You shall deliver the Master to us no later than August 21, 2008.

2. Ownership of Master. You and we shall each own an undivided fifty percent (50%) ownership interest in and to the Master, including the sound recording copyright therein; provided, however, if GLC's record label, __________("Label") requires that it be the owner of the Master, then you and we agree that Label, rather than you and we, shall be the owner thereof. You (or Label) and we shall each have the exploitation rights in the Master as described in paragraph 3 below.

3. Exploitation Rights.

(a) Our Rights.

(i) Master. We and our designees shall have the right to include the Master solely in the Album and in a single released in conjunction with the Album (collectively, the "Records"), and to manufacture, distribute and sell the Records in any and all audio media and formats, whether now known or unknown (including, without limitation, via so-called "digital downloads" and so-called "ringtones" and "mastertones"), throughout the world and in perpetuity, or to refrain therefrom. We shall also have the right to include excerpts of the Master in advertising and promotions for the Records, and to arrange for digital "streams" of excerpts of

304649.7
082208

*NOTE: Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The non-public information has been filed separately with the Securities and Exchange Commission.

the Master without charge and for the purpose of promoting the sale of the Records, from our website and/or the website of the Museum and of our designated record distributor.

(ii) Name and Likeness. You hereby grant to us and our designees the worldwide and perpetual right to use your and GLC's names and GLC's likenesses on and in connection with the Records and any other exploitations of the Masters permitted hereunder and in connection with the advertising, marketing and promotion of any of the foregoing. You also hereby grant to us the right to use the name(s) of the producer(s) and other performers on the Masters on credits on the packaging of records embodying the Master and in the advertising, marketing and promotion thereof. The Master shall be billed on the album and in all advertising and marketing materials therefor as "GLC featuring Kanye West." Provided you furnish us with a reasonable selection of approved photographs of both Artists, we shall only use photographs of Artist which have been approved by you or GLC (with respect to GLC) or by West (with respect to West).

(iii) Scope of Rights. The rights granted to us and to our designees shall be worldwide and in perpetuity.

(b) Your Rights. You (or Label) shall have the right to include the Master on one (1) audio record album featuring GLC's performances; provided, however, you shall not release, or authorize the release of such album prior to the date which is nine (9) months following the initial commercial release in the United States of the Album. You shall not be obligated to compensate us in connection with your use of the Master as provided in this paragraph 3(b), but you shall be solely responsible for obtaining all necessary third party licenses, consents and permissions for such use (including, without limitation, those of the Artists), for obtaining mechanical licenses from the publisher(s) of the Composition, and for making all required payments to the Artists, producers, other performers and other third parties in connection with your use of the Master.

(c) Other Exploitations. Any exploitations of the Master not specifically permitted pursuant to paragraphs 3(a) or (b) above shall be subject to your and our mutual consent, which consent shall not be unreasonably withheld.

4. Compensation. In full consideration for the services rendered and the rights granted by you and GLC hereunder, and conditioned upon your full performance of your material obligations hereunder, we shall pay to you the following:

(a) Advance.

(i) The sum of* [redacted] which sum shall be an advance recoupable from royalties (excluding mechanical royalties) payable to you pursuant to paragraph 4(b) below. Such sum shall be inclusive of any and all recording costs and clearance costs incurred by you in connection with the production of the Master. We shall pay you this sum as follows: fifty percent (50%) promptly following the later to occur of (A) complete execution of this Agreement and (B) delivery to us of written documents, in a form provided by us or which is otherwise satisfactory to us, from Artist's and Guest Performer's record labels, consenting to our exploiting the rights purported to be granted to us herein, and the balance promptly following the later of the complete execution of this Agreement and your delivery to us of the Master along with all necessary licenses, consents and permissions for which you are responsible. (For clarification, and without limiting the generality of the foregoing, if for any reason we are unable to secure all necessary licenses, consents and permissions, including without limitation, a waiver

*See "Note" on first page of this exhibit.

or consent from West or West's record label, and we elect not to include the Master on the Album, we shall have no obligation to you pursuant to this paragraph 4(a)(i).)

(ii) If the Master is included on the Album and net sales of the Album through normal retail distribution channels in the United States, as reflected in SoundScan reports, exceed 500,000 units as of the date which is eighteen (18) months following the date of the initial commercial release of the Album in the United States, then we shall pay to you an additional recoupable advance of [redacted]* promptly after such sales level is achieved.

(b) Royalty. If the Master is included on the Album, we shall pay you a royalty in respect of net sales through normal retail channels in the United States of top price copies of the Records at a rate equal to* [redacted] percent of the royalty base price (but the royalty rate shall be five (5%) percent of the royalty base price with respect to such sales of singles solely embodying the Master). Your royalty shall be calculated and computed (e.g., definition of royalty base price, establishment of reserves, "free goods" and other non-royalty bearing records, etc.) in the same manner and on the same basis as the royalty payable by us to the Museum is calculated and computed pursuant to the agreement among us and the Museum (the "Museum Agreement"). The relevant provisions of the Museum Agreement are annexed hereto as Exhibit A. Your royalty shall be reduced for all sales as to which the Museum's royalty is reduced (e.g., sales outside the United States, budget and mid-priced sales, sales other than through normal retail channels, configuration-based sales, etc.) in the same proportion as the Museum's royalty is reduced pursuant to the Museum Agreement. Your royalty in respect of the Records shall not be subject to pro-ration due to the inclusion of other recordings on the Records. We shall account directly to you for your royalty on a semi-annual basis, subject to the same terms and conditions as apply to accountings to the Museum under the Museum Agreement, and you shall have the right to audit our books and records relating to the sale of the Records on the same terms and conditions as apply to the Museum's right to audit pursuant to the Museum Agreement. You shall be solely responsible for paying any compensation due the Artists.

5. Clearances. You shall be solely responsible for securing, and shall secure, in writing, all licenses, consents and permissions necessary or desirable to enable us to fully exercise and exploit the rights granted to use hereunder. You shall also make all payments required pursuant to such licenses, consents and permissions. Without limiting the generality of the foregoing, you shall obtain all necessary rights from the GLC and from the producer(s) of the Master, from all performers on the Master, from any owners of copyrighted works which are "sampled" or otherwise interpolated in the Master, and from GLC's record label and any other third party owning or controlling rights in GLC's recording services. Notwithstanding the foregoing, we, rather than you, shall be responsible for securing the consent of West and of West's record label.

6. Mechanical Royalties. If you or GLC have written, or own or control, any portion of the Composition, you shall grant us and our designees mechanical licenses with respect thereto at a rate for sales in the United States and Canada equal to 100% of the minimum statutory rate (or, if none, the prevailing rate) in effect as of the date of the initial release of the Album in the United States and otherwise in the same form as is used by The Harry Fox Agency in the United States.. You shall use your commercially reasonable efforts to cause any co-writers of the Composition, or their music publishing designees, to grant us and our designees mechanical licenses on the terms set forth in the first sentence of this paragraph 6.

7. Warranties and Representations. You and GLC each hereby warrant and represent that (a) you and GLC have the full right, power and authority to enter into and fully perform this

*See "Note" on first page of this exhibit.

agreement, to render the services required hereunder and to grant to us the rights required to be granted hereunder; (b) neither you nor GLC are subject to any agreement which restricts or otherwise interferes with your or his right or ability to render services hereunder or to grant rights hereunder; (c) the Master shall be original and shall not infringe upon the rights of any third party; (d) neither you nor GLC shall record any of the musical compositions embodied in the Master for any third party until the date which is five (5) years after the delivery of the Master to us; (e) GLC shall look solely to you for any compensation due them in connection with the Master, the rights granted herein and the services rendered pursuant hereto; and (f) you are a party to binding written agreements with GLC, pursuant to which you have the right to the recording services of GLC and have acquired from GLC all rights in and to the Master and the performances contained thereon. You and GLC shall indemnify and hold us, our licensees, distributors and affiliates harmless from and against any claim, liability, damage, cost and expense (including reasonable legal fees) in connection with any claim which is inconsistent with any warranty, representation or covenant made by you herein.

8. Press Releases, Publicity. If you or GLC desire to issue a press release or distribute any other written publicity material which mentions the Museum or to the American Negro Baseball League in connection with GLC's recording services or the Master, the copy therefor shall be subject to our prior written approval (which approval shall not be unreasonably withheld).

9. Marketing.

(a) Single Release. If we include the Master on the Album, we agree to release, as our third single in the United States, a single record embodying the Master.

(b) Video. If we include the Master on the Album, we agree to produce a promotional video featuring the Master, with a production budget of no less than* [redacted] Our obligation pursuant to this paragraph 9(b) is conditioned upon you having secured all necessary rights and clearances for our use of the Master in such a video. We shall consult with GLC with respect to the selection of the director of the video and the storyboard therefor.

(c) Marketing Budget. We agree that we shall spend no less than* [redacted] in connection with the marketing and promotion of the Album and singles derived therefrom.

10. Miscellaneous. In rendering services hereunder, you shall have the status of independent contractors and nothing contained in this agreement shall constitute you as our employee or agent. We shall have the right to assign this agreement to any third party. This agreement contains the entire understanding of the parties hereto relating to the subject matter hereof and cannot be changed except by a written instrument signed by the party to be bound. Our failure to perform any obligation hereunder shall not be deemed a breach of this agreement unless you give us written notice of such failure and such failure is not corrected within thirty (30) days following our receipt of such notice. This agreement has been entered into the State of New York, and its validity, construction, interpretation and legal effect shall be governed by the

*See "Note" on first page of this exhibit.

laws of the State of New York applicable to contracts entered into and performed entirely within the State of New York. All claims, disputes or disagreements which may arise out of the interpretation, performance or breach of this agreement shall be submitted exclusively to the jurisdiction of the state courts of the state of New York or the Federal District Courts located in New York City.

Very truly yours,

STADIUM ENTERTAINMENT CORP.

By: 

ACCEPTED AND AGREED TO:

GET IT MAN ENTERTAINMENT, LLC

By: 

Leonard Harris, p/k/a "GLC"

Exhibit 6.15

THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED

Principal Amount: $50,000 Issue Date February 23, 2009

BRIDGE LOAN/ CONVERTIBLE NOTE

FOR VALUE RECEIVED, Stadium Entertainment Holding Corp.., a Nevada corporation (hereinafter called "Borrower"), hereby promises to pay to the order of Frank Barbone, an individual (the "Holder") with an address 61-73 69th Street, Middle Village, NY 11379 without demand, the sum of Fifty Thousand ($50,000) dollars each and separately with simple interest accruing thereon, on the earlier of (i) September 30, 2009 or (ii) the date that is five (5) days after the Borrower has received gross proceeds of $ 1,000,000 or more from a private placement to be conducted by August 2009 (the "Maturity Date").

ARTICLE I

GENERAL PROVISIONS

1.1 Maturity. Principal and accrued interest under this Note shall become due and payable on the Maturity Date. Borrower may prepay this note upon not less than ten (10) days prior written notice to the Holder; provided, however, that Holder shall have the right to exercise the conversion rights set forth in Article II during such notice period.

1.2 Conversion Privileges. The conversion rights set forth in Article II shall remain in full force and effect immediately from the date hereof and until the Note is paid in full regardless of the occurrence of an Event of Default. The Note shall be payable in full on the Maturity Date, unless previously converted into Common Stock in accordance with Article II hereof.

1.3 Interest Rate. Simple interest payable on this Note shall accrue at the annual rate of ten percent (10%) and be payable at the request of the Holder upon or after each conversion of principal pursuant to Article II, and on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable, or sooner as described below.

ARTICLE II

CONVERSION RIGHTS

The Holder shall have the right to convert the principal due under this Note into Shares of the Borrower's Common Stock ("Common Stock") as set forth below.

2.1. Conversion into the Borrower's Common Stock.

(a) The Holder shall have the right from and after the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note, at the election of the Holder (the date of giving of such notice of conversion being a "Conversion Date") into fully paid and nonassessable shares of Common Stock, or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the "Conversion Price"), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days after the Conversion Date (such third day being the "Delivery Date") that number of shares of Common Stock for the portion of the Note converted in accordance with the foregoing. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted by the Conversion Price.

(b) Subject to adjustment as provided in Section 2.1(d) hereof, the Conversion Price per share shall be equal to the greater of (i) 75% of the per share closing Market Price (as defined below) of the Common Stock on the first day that there is reported trading day in the Borrower's Common Stock or (ii) $0.25..

(c) For purposes of this Note, the term "Market Price" of the Common Stock means the average of the closing prices of such security's sales on the principal securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by the Nasdaq Stock Market as of 4:00 P.M., New York time, or, if on any day such security is not quoted by the Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the NASD OTC Bulletin Board, or any similar successor organization, or in the pink sheets, in each such case averaged over a period of five days consisting of the day prior to the day as of which Market Price is being determined and the four consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted by the Nasdaq Stock Market or the over-the-counter market, the Market Price shall be the fair value thereof determined in good faith by the Corporation's Board of Directors.

(d) The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a), shall be subject to adjustment

from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

A. Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

B. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

(e) Whenever the Conversion Price and/or the number or kind of shares or other securities to be issued upon conversion are adjusted pursuant to Section 2.1(d) above, the Borrower shall promptly mail to the Holder a notice describing such adjustment and setting forth a statement of the facts requiring such adjustment.

(f) Borrower will reserve from its authorized and unissued Common Stock the number of shares of Common Stock as shall be sufficient to convert the full amount of this Note. Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2.2 Method of Conversion. This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any installment of principal, interest or other sum due under this Note when due and such failure continues for a period of ten (10) business days after the due date.

3.2 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower is not dismissed within sixty (60) days of appointment.

3.3 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against Borrower are not dismissed within forty-five (45) days of initiation.

3.4 Failure to Deliver Common Stock or Replacement Note. Borrower's failure to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note, or, if required, a replacement Note for ten business days beyond the required delivery date or any stated cure period, whichever is later.

ARTICLE IV

MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

4.3 Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.

4.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

4.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

4.8 Shareholder Status. The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of this Note. However, the Holder will have all the rights of a shareholder of the Borrower with respect to the shares of Common Stock to be received by Holder after delivery by the Holder of a Conversion Notice to the Borrower.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 23rd day of February 2009.

Stadium Entertainment Holding Corp.

By: 

Name: Camille M. Barbone
Title: Executive V.P and C.O.O.

WITNESS:

____

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

The undersigned hereby elects to convert $_________ of the principal and $_________ of the interest due on the Note issued by _______________ on June __, 2007 into Shares of Common Stock of Stadium Entertainment Holding Corp. (the "Borrower") according to the conditions set forth in such Note, as of the date written below.

Date of Conversion: ______________________________

Conversion Price: ______________________________

Shares To Be Delivered: ______________________________

Signature: ______________________________

Print Name ______________________________

Address ______________________________

____

::ODMA\PCDOCS\GHCDOCS\588928\1

Exhibit 6.16

THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED

Principal Amount: $50,000 Issue Date February 25th, 2009

BRIDGE LOAN/ CONVERTIBLE NOTE

FOR VALUE RECEIVED, Stadium Entertainment Holding Corp.., a Nevada corporation (hereinafter called "Borrower"), hereby promises to pay to the order of Brian Gerdts, an individual (the "Holder") with an address 89-37 70th Avenue, Forest Hills, NY 11375 and Alfred Deandrea, an individual (the "Holder") with an address 163-44 88th Street, Howard Beach, NY 11414 without demand, the sum of Fifty Thousand ($50,000) dollars each and separately with simple interest accruing thereon, on the earlier of (i) September 30, 2009 or (ii) the date that is five (5) days after the Borrower has received gross proceeds of $ 1,000,000 or more from a private placement to be conducted by August 2009 (the "Maturity Date").

ARTICLE I

GENERAL PROVISIONS

1.1 Maturity. Principal and accrued interest under this Note shall become due and payable on the Maturity Date. Borrower may prepay this note upon not less than ten (10) days prior written notice to the Holder; provided, however, that Holder shall have the right to exercise the conversion rights set forth in Article II during such notice period.

1.2 Conversion Privileges. The conversion rights set forth in Article II shall remain in full force and effect immediately from the date hereof and until the Note is paid in full regardless of the occurrence of an Event of Default. The Note shall be payable in full on the Maturity Date, unless previously converted into Common Stock in accordance with Article II hereof.

1.3 Interest Rate. Simple interest payable on this Note shall accrue at the annual rate of ten percent (10%) and be payable at the request of the Holder upon or after each conversion of principal pursuant to Article II, and on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable, or sooner as described below.

ARTICLE II

CONVERSION RIGHTS

The Holder shall have the right to convert the principal due under this Note into Shares of the Borrower's Common Stock ("Common Stock") as set forth below.

2.1. Conversion into the Borrower's Common Stock.

(a) The Holder shall have the right from and after the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note, at the election of the Holder (the date of giving of such notice of conversion being a "Conversion Date") into fully paid and nonassessable shares of Common Stock, or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the "Conversion Price"), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days after the Conversion Date (such third day being the "Delivery Date") that number of shares of Common Stock for the portion of the Note converted in accordance with the foregoing. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted by the Conversion Price.

(b) Subject to adjustment as provided in Section 2.1(d) hereof, the Conversion Price per share shall be equal to the greater of (i) 75% of the per share closing Market Price (as defined below) of the Common Stock on the first day that there is reported trading day in the Borrower's Common Stock or (ii) $0.25..

(c) For purposes of this Note, the term "Market Price" of the Common Stock means the average of the closing prices of such security's sales on the principal securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by the Nasdaq Stock Market as of 4:00 P.M., New York time, or, if on any day such security is not quoted by the Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the NASD OTC Bulletin Board, or any similar successor organization, or in the pink sheets, in each such case averaged over a period of five days consisting of the day prior to the day as of which Market Price is being determined and the four consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted by the Nasdaq Stock Market or the over-the-counter market, the Market Price shall be the fair value thereof determined in good faith by the Corporation's Board of Directors.

(d) The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a), shall be subject to adjustment

from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

A. Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

B. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

(e) Whenever the Conversion Price and/or the number or kind of shares or other securities to be issued upon conversion are adjusted pursuant to Section 2.1(d) above, the Borrower shall promptly mail to the Holder a notice describing such adjustment and setting forth a statement of the facts requiring such adjustment.

(f) Borrower will reserve from its authorized and unissued Common Stock the number of shares of Common Stock as shall be sufficient to convert the full amount of this Note. Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2.2 Method of Conversion. This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any installment of principal, interest or other sum due under this Note when due and such failure continues for a period of ten (10) business days after the due date.

3.2 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower is not dismissed within sixty (60) days of appointment.

3.3 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against Borrower are not dismissed within forty-five (45) days of initiation.

3.4 Failure to Deliver Common Stock or Replacement Note. Borrower's failure to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note, or, if required, a replacement Note for ten business days beyond the required delivery date or any stated cure period, whichever is later.

ARTICLE IV

MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

4.3 Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.

4.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

4.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

4.8 Shareholder Status. The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of this Note. However, the Holder will have all the rights of a shareholder of the Borrower with respect to the shares of Common Stock to be received by Holder after delivery by the Holder of a Conversion Notice to the Borrower.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 23rd day of February 2009.

Stadium Entertainment Holding Corp.

By: 

Name: Camille M. Barbone
Title: Executive V.P and C.O.O.

WITNESS:

____

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

The undersigned hereby elects to convert $________ of the principal and $________ of the interest due on the Note issued by ______________ on June __, 2007 into Shares of Common Stock of Stadium Entertainment Holding Corp. (the "Borrower") according to the conditions set forth in such Note, as of the date written below.

Date of Conversion: ____

Conversion Price: ____

Shares To Be Delivered: ____

Signature: ____

Print Name ____

Address ____

____

::ODMA\PCDOCS\GHCDOCS\588928\1

Exhibit 6.17

THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS NOTE AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THIS NOTE MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS NOTE UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED

Principal Amount: $100,000 Issue Date February 23, 2009

BRIDGE LOAN/ CONVERTIBLE NOTE

FOR VALUE RECEIVED, Stadium Entertainment Holding Corp.., a Nevada corporation (hereinafter called "Borrower"), hereby promises to pay to the order of Marvin Fuchs, an individual (the "Holder") with an address 75-14 Juniper Blvd. So., Middle Village, NY 11379 without demand, the sum of One hundred thousand ($100,000) dollars each and separately with simple interest accruing thereon, on the earlier of (i) September 30, 2009 or (ii) the date that is five (5) days after the Borrower has received gross proceeds of $ 1,000,000 or more from a private placement to be conducted by August 2009 (the "Maturity Date").

ARTICLE I

GENERAL PROVISIONS

1.1 Maturity. Principal and accrued interest under this Note shall become due and payable on the Maturity Date. Borrower may prepay this note upon not less than ten (10) days prior written notice to the Holder; provided, however, that Holder shall have the right to exercise the conversion rights set forth in Article II during such notice period.

1.2 Conversion Privileges. The conversion rights set forth in Article II shall remain in full force and effect immediately from the date hereof and until the Note is paid in full regardless of the occurrence of an Event of Default. The Note shall be payable in full on the Maturity Date, unless previously converted into Common Stock in accordance with Article II hereof.

1.3 Interest Rate. Simple interest payable on this Note shall accrue at the annual rate of ten percent (10%) and be payable at the request of the Holder upon or after each conversion of principal pursuant to Article II, and on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable, or sooner as described below.

ARTICLE II

CONVERSION RIGHTS

The Holder shall have the right to convert the principal due under this Note into Shares of the Borrower's Common Stock ("Common Stock") as set forth below.

2.1. Conversion into the Borrower's Common Stock.

(a) The Holder shall have the right from and after the issuance of this Note and then at any time until this Note is fully paid, to convert any outstanding and unpaid principal portion of this Note, at the election of the Holder (the date of giving of such notice of conversion being a "Conversion Date") into fully paid and nonassessable shares of Common Stock, or any shares of capital stock of Borrower into which such Common Stock shall hereafter be changed or reclassified, at the conversion price as defined in Section 2.1(b) hereof (the "Conversion Price"), determined as provided herein. Upon delivery to the Borrower of a completed Notice of Conversion, a form of which is annexed hereto, Borrower shall issue and deliver to the Holder within three (3) business days after the Conversion Date (such third day being the "Delivery Date") that number of shares of Common Stock for the portion of the Note converted in accordance with the foregoing. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing that portion of the principal of the Note to be converted by the Conversion Price.

(b) Subject to adjustment as provided in Section 2.1(d) hereof, the Conversion Price per share shall be equal to the greater of (i) 75% of the per share closing Market Price (as defined below) of the Common Stock on the first day that there is reported trading day in the Borrower's Common Stock or (ii) $0.25.

(c) For purposes of this Note, the term "Market Price" of the Common Stock means the average of the closing prices of such security's sales on the principal securities exchanges on which such security may at the time be listed, or, if there has been no sales on any such exchange on any day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted by the Nasdaq Stock Market as of 4:00 P.M., New York time, or, if on any day such security is not quoted by the Nasdaq Stock Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the NASD OTC Bulletin Board, or any similar successor organization, or in the pink sheets, in each such case averaged over a period of five days consisting of the day prior to the day as of which Market Price is being determined and the four consecutive business days prior to such day. If at any time such security is not listed on any securities exchange or quoted by the Nasdaq Stock Market or the over-the-counter market, the Market Price shall be the fair value thereof determined in good faith by the Corporation's Board of Directors.

(d) The Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to Section 2.1(a), shall be subject to adjustment

from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

A. Merger, Sale of Assets, etc. If the Borrower at any time shall consolidate with or merge into or sell or convey all or substantially all its assets to any other corporation, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion such number and kind of shares or other securities and property as would have been issuable or distributable on account of such consolidation, merger, sale or conveyance, upon or with respect to the securities subject to the conversion or purchase right immediately prior to such consolidation, merger, sale or conveyance. The foregoing provision shall similarly apply to successive transactions of a similar nature by any such successor or purchaser. Without limiting the generality of the foregoing, the provisions of this Section shall apply to such securities of such successor or purchaser after any such consolidation, merger, sale or conveyance.

B. Reclassification, etc. If the Borrower at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes that may be issued or outstanding, this Note, as to the unpaid principal portion thereof, shall thereafter be deemed to evidence the right to acquire upon conversion an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock immediately prior to such reclassification or other change.

(e) Whenever the Conversion Price and/or the number or kind of shares or other securities to be issued upon conversion are adjusted pursuant to Section 2.1(de) above, the Borrower shall promptly mail to the Holder a notice describing such adjustment and setting forth a statement of the facts requiring such adjustment.

(f) Borrower will reserve from its authorized and unissued Common Stock the number of shares of Common Stock as shall be sufficient to convert the full amount of this Note. Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. Borrower agrees that its issuance of this Note shall constitute full authority to its officers, agents, and transfer agents who are charged with the duty of executing and issuing stock certificates to execute and issue the necessary certificates for shares of Common Stock upon the conversion of this Note.

2.2 Method of Conversion. This Note may be converted by the Holder in whole or in part as described in Section 2.1(a) hereof. Upon partial conversion of this Note, a new Note containing the same date and provisions of this Note shall, at the request of the Holder, be issued by the Borrower to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.

165

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment, or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any installment of principal, interest or other sum due under this Note when due and such failure continues for a period of ten (10) business days after the due date.

3.2 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower is not dismissed within sixty (60) days of appointment.

3.3 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower and if instituted against Borrower are not dismissed within forty-five (45) days of initiation.

3.4 Failure to Deliver Common Stock or Replacement Note. Borrower's failure to timely deliver Common Stock to the Holder pursuant to and in the form required by this Note, or, if required, a replacement Note for ten business days beyond the required delivery date or any stated cure period, whichever is later.

ARTICLE IV

MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur.

4.3 Amendment Provision. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns.

4.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs.

4.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

4.8 Shareholder Status. The Holder shall not have rights as a shareholder of the Borrower with respect to unconverted portions of this Note. However, the Holder will have all the rights of a shareholder of the Borrower with respect to the shares of Common Stock to be received by Holder after delivery by the Holder of a Conversion Notice to the Borrower.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the 23rd day of February 2009.

NOTICE OF CONVERSION

(To be executed by the Registered Holder in order to convert the Note)

Stadium Entertainment Holding Corp.

By: 

Name: Camille M. Barbone
Title: Executive V.P and C.O.O.

WITNESS:

____

168

Exhibit 11

EXHIBIT 11

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
PLEASE RESPOND TO:
U.S. POSTAL SERVICE ADDRESS:
POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748
OR:
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:
125 HALF MILE ROAD
RED BANK, NEW JERSEY 07701
(732) 741-3900
FAX: (732) 224-6599
www.ghclaw.com

June 1, 2009

Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, New York 10010

Ladies and Gentlemen:

We refer to Amendment No. 2 to the Form 1-A Offering Statement (the "Offering Statement") filed by Stadium Entertainment Holding Corp., a Nevada corporation (the "Company") under the Securities Act of 1933, as amended (the "Act") with the Securities and Exchange Commission for the offering of up to 12,000,000 shares (the "Shares") of the Company's common stock, $.001 par value (the "Common Stock").

We have examined the original, or a photostatic or certified copy, of such records and certificates of the Company, certificates of officers of the Company and of public officials and such other documents as we have deemed relevant and necessary as the basis for the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies and the correctness of all statements of fact contained therein.

Based upon our examination mentioned above, subject to the assumptions stated and relying on statements of fact contained in the documents that we have examined, we are of the opinion that the Shares have been duly authorized and, when issued to and paid for by investors in accordance with the terms of the Subscription Agreement which has been filed as an exhibit to Amendment No. 2 to the Offering Statement, will be validly issued, fully paid and non-assessable.

170

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

We consent to the filing of this opinion as an exhibit to the Offering Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

Giordano Halleran & Ciesla
A Professional Corporation

GIORDANO, HALLERAN & CIESLA
A Professional Corporation

PDF/db

::ODMA\PCDOCS\GHCDOCS\690393\1